                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                        LOEWEN GROUP INTERNATIONAL, INC.
                               (Name of applicant)

                              11th Floor, Atria III
                            2225 Sheppard Avenue East
                        Toronto, Ontario, Canada M2J 5C2
                            Telephone: (604) 299-9321
                    (Address of principal executive offices)

                             ----------------------

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

             Title of Class                                       Amount
             --------------                                       ------
    11% Senior Secured Notes Due 2006                   Aggregate principal amount
                                                      of approximately $250,000,000

Approximate date of proposed public offering: As soon as practicable after this application for qualification becomes effective.

                     Name and address of agent for service:

                              BRADLEY D. STAM, ESQ.
                             Senior Vice President,
                           Legal and Asset Management
                        Loewen Group International, Inc.
                              11th Floor, Atria III
                                2225 Avenue East
                        Toronto, Ontario, Canada M2J 5C2

                                   Copies to:

                               TROY B. LEWIS, ESQ.
                           Jones, Day, Reavis & Pogue
                            2727 North Harwood Street
                               Dallas, Texas 75201
                            Telephone: (214) 220-3939

                              ---------------------

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                     GENERAL

ITEM 1. GENERAL INFORMATION. Furnish the following information as to the applicant:

          (a) Form of organization: Loewen Group International, Inc. (the "Company") is a corporation.

          (b) State or other sovereign power under the laws of which organized:
          The Company is organized under the laws of the State of Delaware.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

     On June 1, 1999, the Company, its parent corporation, The Loewen Group Inc. ("TLGI"), and their respective debtor subsidiaries filed a petition for relief under chapter 11 ("Chapter 11") of the Bankruptcy Reform Act of 1978, as amended, Title 11, United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Since that time, the Company, TLGI and their respective debtor subsidiaries have continued to operate their businesses as debtors in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

     The Fourth Amended Joint Plan of Reorganization, dated September 10, 2001 (as it may be altered, amended or modified from time to time, the "Plan of Reorganization"), of the Company, TLGI and certain of their debtor subsidiaries (collectively, the "Debtors") provides for, among other things, the reorganization of the Debtors under Chapter 11 and the satisfaction and discharge of various prepetition claims against the Debtors. Under the Plan of Reorganization, commencing on the effective date thereof (the "Effective Date"), the Company's 11% Senior Secured Notes Due 2006 (the "Five-Year Secured Notes") will be issued to certain holders of Allowed Claims (as defined in the Plan of Reorganization) in exchange therefor.

     Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the "Securities Act"), if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (c) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The offer and sale of the Five-Year Secured Notes and related guarantees under the Plan of Reorganization satisfy the requirements of section 1145(a)(1) of the Bankruptcy Code and, accordingly, are exempt from registration under the Securities Act.


                                  AFFILIATIONS

ITEM 3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

     A list of the Company's current affiliates is set forth on Annex I. The Plan of Reorganization provides that the Company and its current affiliates will engage in a series of corporate restructuring transactions (the "Restructuring Transactions"). A list of entities that are presently expected to be subsidiaries of the Company immediately following consummation of the Restructuring Transactions is set forth on Annex II.

     See Item 5 for the names, addresses and stock ownership of the Company's major stockholders, each of which may be deemed to be an affiliate of the Company by virtue of its stock ownership.

     See Item 4 for the names and addresses of the directors and executive officers of the Company, each of whom may be deemed to be an affiliate of the Company by virtue of his or her position. None of the current directors or executive officers of the Company own any outstanding voting securities of the Company. Pursuant to the Plan of Reorganization, as of the Effective Date certain directors and executive officers will be granted options to purchase up to 2,475,000 shares of common stock of the Company ("Common Stock"). In addition, pursuant to the Company's Key Employee Retention Plan, certain executive officers may, in the discretion of the Executive Committee of TLGI's Board of Directors, be issued shares of Common Stock as partial payment of emergence bonuses payable following the Effective Date.


                             MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person.

     The following table sets forth the names and offices of all current directors and executive officers of the Company. The address for each director and executive officer listed below is c/o Loewen Group International, Inc., 11th Floor, Atria III, 2225 Sheppard Avenue East, Toronto, Ontario, Canada M2J 5C2.


NAME                    POSITION
----                    --------
Peter S. Hyndman        Director and Corporate Secretary

Michael G. Weedon       Director and Senior Vice President, Trust & Insurance

Paul A. Houston         President

Kenneth A. Sloan        Senior Vice President, Chief Financial Officer

Bradley D. Stam         Senior Vice President, Legal & Asset Management

Gordon D. Orlikow       Senior Vice President, People

James D. Arthurs        Senior Vice President, Chief Information Officer

Dwight K. Hawes         Senior Vice President, Corporate Controller

Ronald G. Collins       Vice President, Northeast USA

Ronald L. Costigan      Vice President, Credit & Acceptance

Donald F. Delaney       Vice President, Corporate Controller

Jean Pierre Gabille     Vice President, Corporate Development

Andrew J. Gauntley      Vice President, Corporate Compliance & Trust Administration

Joseph T. Hardiman      Vice President, Southeast USA

Hugh Hornibrook         Vice President, Corporate Development

Charles D. Kizina       Vice President, Personnel Administration, Environmental & Safety

Stephen J. Langford     Vice President, Purchasing

J. C. Ogier Mathewes    Vice President, Corporate Development

Jeffrey Lowe            Vice President, Treasurer

James S. MacQueen       Vice President, Real Estate

Herbert A. Mayes        Vice President, Southcentral USA

Kevin Musico            Vice President, Asset Management

Daniel N. Nakagawa      President, Loewen Life Group, Inc.

Anwar Nathu          Vice President, Management Information Systems

Jack Palumbo         Vice President, Law

Shawn P. Phillips    Vice President, West USA

Harry C. B. Rath     Vice President, Canada

Jeffrey Rathjen      Vice President, Northcentral USA

Douglas Routley      Vice President, Accounting & Administration

Richard Scully       Vice President, Marketing

William Tottle       Vice President, Financial Planning & Analysis

     The following table sets forth the names and offices of those persons chosen to serve as directors and executive officers of the Company commencing on the Effective Date. The address for each director and executive officer listed below is c/o Loewen Group International, Inc., 11th Floor, Atria III, 2225 Sheppard Avenue East, Toronto, Ontario, Canada M2J 5C2.


NAME                 POSITION
----                 --------
John S. Lacey        Chairman of the Board; Director

Paul A. Houston      President and Chief Executive Officer; Director

William R. Riedl     Director

Lloyd E. Campbell    Director

Anthony G. Eames     Director

Charles M. Elson     Director

David Hilty          Director

Olivia Kirtley       Director

W. MacDonald Snow    Director

Kenneth A. Sloan     Senior Vice President, Chief Financial Officer

Bradley D. Stam      Senior Vice President, Legal & Asset Management; Corporate Secretary

Gordon  D. Orlikow   Senior Vice President, People

James D. Arthurs     Senior Vice President, Chief Information Officer

Dwight K. Hawes      Senior Vice President, Corporate Controller

Ronald G. Collins    Vice President, Canada & Northeast USA

Ronald L. Costigan   Vice President, Credit & Acceptance

Donald F. Delaney    Vice President, Corporate Controller

Jean Pierre Gabille  Vice President, Corporate Development

Andrew J. Gauntley   Vice President, Corporate Compliance & Trust Administration

Joseph T. Hardiman   Vice President, Southeast Asia

Hugh Hornibrook      Vice President, Corporate Development

Charles D. Kizina    Vice President, Personnel Administration, Environmental & Safety

Stephen J. Langford        Vice President, Purchasing

Jeffrey Lowe               Vice President, Treasurer

James S. MacQueen          Vice President, Real Estate

J. C. Ogier Mathewes       Vice President, Corporate Development

Herbert A. Mayes           Vice President, Southcentral USA

Kevin Musico               Vice President, Asset Management

Jack Palumbo               Vice President, Law

Shawn P. Phillips          Vice President, West USA

Jeffrey Rathjen            Vice President, Northcentral USA

Douglas Routley            Vice President, Accounting & Administration

Richard Scully             Vice President, Marketing

William Tottle             Vice President, Financial Planning & Analysis



ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10% or more of the voting securities of the applicant.

                                    AS OF AUGUST 31, 2001
                                    ---------------------
NAME AND COMPLETE                      TITLE OF                                        PERCENTAGE OF VOTING
 MAILING ADDRESS                     CLASS OWNED             AMOUNT OWNED                SECURITIES OWNED
 ---------------                     -----------             ------------              ---------------------
The Loewen Group Inc.                Common Stock,            1236 shares                      85%
11th Floor, Atria III               $0.01 par value
2225  Avenue East
Toronto, Ontario, Canada
M2J 5C2

Neweol Investments Ltd.              Common Stock,             219 shares                      15%
11th Floor, Atria III               $0.01 par value
2225 Sheppard Avenue East
Toronto, Ontario, Canada
M2J 5C2

                                  UPON THE EFFECTIVE DATE
                                  -----------------------
NAME AND COMPLETE                       TITLE OF                            PERCENTAGE OF VOTING
MAILING ADDRESS (1)                   CLASS OWNED      AMOUNT OWNED (2)       SECURITIES OWNED
-------------------                   -----------      ----------------     --------------------
Oaktree Capital Management, LLC      Common Stock,     7,228,202 shares (3)        18.07%
333 South Grand Avenue              $0.01 par value
Los Angeles, California  90071

Franklin Mutual Advisers, LLC        Common Stock,     4,027,345 shares            10.07%
51 John F. Kennedy Parkway          $0.01 par value
Short Hills, New Jersey  07078

-----------------------

(1) Based on information currently available to the Company and the terms of the Plan of Reorganization, the Company believes that Oaktree Capital Management, LLC and Franklin Mutual Advisers, LLC are the only persons or entities that will own 10% or more of the Common Stock outstanding immediately following the Effective Date.

(2) Based on information provided to the Company by Oaktree Capital Management, LLC and Franklin Mutual Advisers, LLC, respectively, and the terms of the Plan of Reorganization.

(3) Includes 645 shares of Common Stock that Oaktree Capital Management, LLC will have the right to purchase at an initial exercise price of $25.76 per share pursuant to warrants to be issued by the Company pursuant to the Plan of Reorganization.


                                  UNDERWRITERS

ITEM 6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

          (a) None.

          (b) None.

                               CAPITAL SECURITIES

ITEM 7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.


                                          AS OF AUGUST 31, 2001 (1)
                                          -------------------------
              TITLE OF CLASS                        AMOUNT AUTHORIZED                   AMOUNT OUTSTANDING
              --------------                        -----------------                   ------------------
Common Stock, $0.01 par value                        3,000 shares                          1455 shares

7.50% Series 1 Senior Guaranteed Notes Due           $500,000,000(2)                      $225,000,000
2001

8.25% Series 2 Senior Guaranteed Notes Due           $500,000,000(2)                      $125,000,000
2003

7.75% Series 3 Senior Guaranteed Notes Due           $500,000,000(3)                      $125,000,000
2001

8.25% Series 4 Senior Guaranteed Notes Due           $500,000,000(3)                      $225,000,000
2003

7.20% Series 6 Senior Guaranteed Notes Due           $450,000,000(4)                      $200,000,000
2003

7.60% Series 7 Senior Guaranteed Notes Due           $450,000,000(4)                      $250,000,000
2008

7.82% Series E Senior Guaranteed Notes Due           $50,000,000                          $ 30,431,615
2004

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(1) Does not reflect: (i) the Company's guarantee of 6.10% Series 5 Senior Guaranteed Notes Due 2002 issued by TLGI and having an authorized aggregate principal amount of Cdn $200,000,000, all of which is outstanding; (ii) the Company's guarantee of the 11.12% Series D Senior Guaranteed Notes due 2004 issued by TLGI and having an authorized aggregate principal amount of $60,000,000, of which $36,518,000 is outstanding; or (iii) the Company's guarantee of 9.45% Cumulative Monthly Income Preferred Securities, Series A, issued by Loewen Group Capital, L.P. and having an authorized aggregate preference amount of $75,000,000, all of which is outstanding.

(2) The authorized aggregate principal amount of 7.50% Series 1 Senior Guaranteed Notes Due 2001 and 8.25% Series 2 Guaranteed Senior Notes, collectively, is $500,000,000.

(3) The authorized aggregate principal amount of 7.75% Series 3 Senior Guaranteed Notes Due 2001 and 8.25% Series 4 Senior Guaranteed Notes Due 2003, collectively, is $500,000,000.

(4) The authorized aggregate principal amount of 7.20% Series 6 Senior Guaranteed Notes Due 2003 and 7.60% Series 7 Senior Guaranteed Notes Due 2008, collectively, is $450,000,000.

                                               UPON THE EFFECTIVE DATE(1)
                                               --------------------------

             TITLE OF CLASS                           AMOUNT AUTHORIZED                         AMOUNT OUTSTANDING
             --------------                      --------------------------               -----------------------------
Common Stock, $0.01 par value                           100,000,000 shares                         39,995,249 shares(2)

Preferred Stock, $0.01 per value                         10,000,000 shares                                  0

11% Senior Secured Notes Due 2006                      $250,000,000(3)                          $250,000,0000(3)

12 1/4% Senior Notes Due 2003                    Up to $165,000,000(4)                    Up to $ 165,000,000(4)

12 1/4% Senior Notes Due 2008                    Up to $330,000,000(5)                    Up to $ 330,000,000(5)

12 1/4% Convertible Subordinated Notes                 $ 24,679,000                             $  24,679,000
Due 2011

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(1) All amounts are approximated and based on information currently available to the Company and the terms of the Plan of Reorganization.

(2) Does not include: (i) 4,500,000 shares of Common Stock reserved for issuance under the Company's Equity Incentive Plan, including up to 2,475,000 underlying options to be granted as of the Effective Date (which options will have a per share exercise price equal to the average of the daily closing sales price per share of Common Stock as reported on The Nasdaq Stock Market or the national securities exchange on which it is listed, as applicable, for the 30 consecutive trading days immediately following the Effective Date and will become exercisable in cumulative installments with respect to 25% of the shares on the first and second anniversaries of the date of grant and with respect to the remaining 50% of the shares on the third anniversary of the date of grant; provided, however, that in the case of options granted to John S. Lacey and Paul A. Houston, pursuant to their employment agreements such options will become exercisable in cumulative installments with respect to 25% of the shares on the later to occur of November 1, 2001 and the date next following the day on which the exercise price becomes fixed as described above, 25% of the shares on November 1, 2002 and the remaining 50% of the shares on November 1, 2003); (ii) 2,992,000 shares of Common Stock reserved for issuance upon exercise of warrants to be issued by the Company pursuant to the Plan of Reorganization (which warrants will have an initial exercise price of $25.76 per share and will expire on the fifth anniversary of the Effective
     Date); (iii) 1,437,332 shares of Common Stock reserved for issuance upon conversion of the Company's 12 1/4% Convertible Subordinated Notes Due 2011 to be issued by the Company pursuant to the Plan of Reorganization (which notes will have an initial conversion price of $17.17 per share); and (iv) shares of Common Stock that, pursuant to the Company's Key Employee Retention Plan, may, in the discretion of the Executive Committee of TLGI's Board of Directors, be issued in partial payment of emergence bonuses payable following the Effective Date.

(3) The authorized aggregate principal amount of 11% Senior Secured Notes Due 2006 (i.e., the Five-Year Secured Notes) will be $250,000,000, subject to increase to the extent necessary as a result of the application of the rounding provisions set forth in the Plan of Reorganization.

(4) The authorized aggregate principal amount of 12 1/4% Senior Notes Due 2003 will be $165,000,000, subject to (i) reduction by an amount equal to the net proceeds received by the Debtors on or prior to the Effective Date in respect of the sale of certain properties and (ii) increase to the extent necessary as a result of the application of the rounding provisions set forth in the Plan of Reorganization.

(5) The authorized aggregate principal amount of 12 1/4% Senior Notes Due 2008 will be $325,000,000, subject to, (i) if the Excess Cash Distribution Amount (as defined in the Plan of Reorganization) is less than $35,000,000, increase by an amount equal to the lesser of (x) $35,000,000 less the Excess Cash Distribution Amount and (y) $5,000,000, and (ii) increase to the extent necessary as a result of the application of the rounding provisions set forth in the Plan of Reorganization.

     (b) Give a brief outline of the voting rights of each class of securities referred to in paragraph (a) above.

     The current holders of Common Stock are, and the holders of Common Stock upon the Effective Date will be, entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. No other holder of securities of the Company is, or upon the Effective Date will be, entitled to vote on matters submitted to a vote of stockholders.


                              INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under 305(a)(2) of the Act.

     The Five-Year Secured Notes will be issued under an indenture to be dated as of the Effective Date (the "Indenture") and entered into by the Company, the Subsidiary Guarantors (as defined in the Indenture) and Wells Fargo Bank Minnesota, National Association, as trustee (the "Trustee"). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a copy of which is attached as an exhibit hereto and incorporated by reference herein.

     EVENTS OF DEFAULT; WITHHOLDING OF NOTICE. An "event of default" with respect to the Five-Year Secured Notes includes any of the following events:

     (a) default in the payment of the principal of or premium, if any, on any Five-Year Secured Note, when it becomes due and payable;

     (b) default in the payment of an installment of interest on any Five-Year Secured Note, when it becomes due and payable, if that default continues for a period of 20 days;

     (c) failure to perform or observe any material term, covenant or agreement relating to (i) the Company's obligation to repurchase Five-Year Secured Notes upon (A) a change of control of the Company and (B) certain asset sales by the Company and (ii) mergers, consolidations and dispositions of all or substantially all of the assets of the Company or its Restricted Subsidiaries (as defined in the Indenture);

     (d) failure to perform or observe any other term, covenant or agreement contained in the Five-Year Secured Notes or pursuant to the provisions of the Indenture (other than defaults specified in clause (a), (b), or (c) above), if that default continues for a period of 30 days after written notice of that default requiring the Company to remedy it was given to (i) the Company by the Trustee or (ii) the Company and the Trustee by holders of at least 25% in aggregate principal amount of the Five-Year Secured Notes then outstanding;

     (e) one or more judgments, orders or decrees of any court or regulatory or administrative agency of competent jurisdiction for the payment of money in excess of $25 million, either individually or in the aggregate, is entered against the Company or any of its Restricted Subsidiaries or any of their respective properties, which is not discharged or bonded against or stayed and there has been a period of 60 days after the date on which any period for appeal has expired and during which time a stay of enforcement of that judgment, order or decree, is not in effect;

     (f) default under any indebtedness under which the Company or any of its Restricted Subsidiaries then has outstanding in excess of $25 million that continues beyond any applicable grace period set forth in the documentation governing that indebtedness; provided, however, that a waiver of any such default by the requisite holders of the relevant indebtedness will constitute an immediate and automatic waiver of any default or event of default otherwise arising under this provision with respect to the Indenture and the Five-Year Secured Notes;

     (g) certain events involving bankruptcy or other insolvency-related matters with respect to the Company or any Restricted Subsidiary that is a "Significant Subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act; and

     (h) actual invalidity (or the assertion thereof by the Company or any subsidiary of the Company) of any guarantee of the Five-Year Secured Notes by any Subsidiary Guarantor, lien, priority status or the benefits of subordination of other claims in respect of the Five-Year Secured Notes resulting from actions or omissions of the Company, other than in accordance with the terms of the Five-Year Secured Notes, the Indenture or the relevant guarantee, lien, priority status or subordination.

     If a default or event of default occurs and is continuing and it if it is known to the Trustee, the Trustee shall mail to each holder of the Five-Year Secured Notes notice of the default or event of default within 30 days after such default or event of default becomes known to the Trustee; provided, however, that, except in the case of a default in payment of principal of, premium, if any, or interest on any Five-Year Secured Note, the Trustee will be protected in withholding that notice if and so long as the board of directors, the executive committee of the board of directors or a committee of the directors of the Trustee and/or trust officers in good faith determines that withholding of that notice is in the interest of the holders of the Five-Year Secured Notes.

     AUTHENTICATION AND DELIVERY OF FIVE-YEAR SECURED NOTES; APPLICATION OF PROCEEDS. Upon execution and delivery of the Indenture, Five-Year Secured Notes in an aggregate principal amount of approximately $250 million may be executed by the Company and delivered to the Trustee for authentication. The Five-Year Secured Notes will be issuable only in registered form without coupons and only in denominations of $100 and integral multiples thereof.

     All of the Five-Year Secured Notes will be distributed to holders of certain Allowed Claims in accordance with the terms of the Plan of Reorganization. As a condition precedent to the receipt of the Five-Year Secured Notes issued by the Company, each holder of Allowed Claims entitled to receive Five-Year Secured Notes must, except as provided in the Plan of Reorganization, tender the securities in exchange for which the Five-Year Secured Notes are being issued in accordance with the Plan of Reorganization and the confirmation order relating thereto. Accordingly, the Five-Year Secured Notes may be issued on different dates commencing on the Effective Date.

     In accordance with the Plan of Reorganization, Five-Year Secured Notes will be issued in the form of one or more permanent global Five-Year Secured Notes deposited with, or on behalf of, the depositary or with the Trustee, as custodian for the depositary; provided, that each holder of an Allowed Claim entitled to receive Five-Year Secured Notes pursuant to the Plan of Reorganization that has tendered the securities representing such holder's Allowed Claim and otherwise complied with the Plan of Reorganization but is not eligible to hold a global Five-Year Secured Note will be issued Five-Year Secured Notes in the form of permanent certificated Five-Year Secured Notes in registered form.

     Each Five-Year Secured Note will be executed either manually or by facsimile on behalf of the Company by two of its officers and will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on that Five-Year Secured Note. The Trustee shall authenticate the Five-Year Secured Notes for original issue upon receipt of an officers' certificate signed by two officers of the Company directing the Trustee to authenticate the Five-Year Secured Notes and certifying that all conditions precedent to the issuance of the Five-Year Secured Notes contained in the Indenture have been complied with. With the prior written approval of the Company, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate the Five-Year Secured Notes. Unless limited by the terms of that appointment, an authenticating agent may authenticate the Five-Year Secured Notes whenever the Trustee may do so.

     Because the Five-Year Secured Notes are being issued pursuant to the Plan of Reorganization to certain holders of Allowed Claims in exchange therefor, no proceeds will be derived from the issuance of the Five-Year Secured Notes.

     RELEASE OF COLLATERAL SUBJECT TO THE INDENTURE. To secure the payment of the obligations of the Company and the Subsidiary Guarantors under the Indenture, the Company, the Subsidiary Guarantors and the Trustee will enter into a security agreement (the "Security Agreement"). Pursuant to the Security Agreement, the Company and each Subsidiary Guarantor will grant to the Trustee a security interest in all of the assets of the Company and the Subsidiary Guarantors (subject to certain exceptions to be agreed upon), subject to the liens securing the Exit Financing Revolving Facility (as defined in the Indenture). As a condition to any release of such collateral under the Security Agreement, the Company will, and will cause each Subsidiary Guarantor to, deliver to the Trustee the certificate or opinion, if any, required by Section 314(d) of the Act as to the fair value of the collateral to be released, dated as of a date not more than 60 days prior to the date of release. Any release of such collateral made in compliance with the terms of the Security Agreement will be deemed not to impair the security interest in such collateral in contravention of the terms of the Indenture.

     If the Company's obligations under the Indenture have been terminated and no obligations under the Security Agreement remain outstanding, the Trustee will, upon the request of the Company and on behalf of the holders of the Five-Year Secured Notes, disclaim and give up any and all rights it has in or to such collateral and any rights it has under the Security Agreement (excluding unasserted indemnity claims thereunder), and the Trustee will not be deemed to hold a security interest in such collateral for the benefit of the holders of the Five-Year Secured Notes.

     The Trustee will, before taking any action in connection with release of such collateral, be entitled to receive an opinion of counsel reasonably acceptable to the Trustee, stating the legal effect of that action, and that the action to be taken will not be in contravention of the Indenture or the Security Agreement. The Trustee will be fully protected for any action taken or omitted to be taken in reliance upon that opinion.

     Satisfaction and Discharge of Indenture. The Company may satisfy and discharge the Indenture and terminate its obligations thereunder (subject to certain surviving obligations) if all Five-Year Secured Notes previously authenticated and delivered (subject to certain exceptions) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture, or if:

     (a) the Company has given a redemption notice to the Trustee and mailed a redemption notice to each holder of the Five-Year Secured Notes or all Five-Year Secured Notes have become due and payable;

     (b) the Company has irrevocably deposited or caused to be deposited with the Trustee or a trustee reasonably satisfactory to the Trustee, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds in trust solely for the benefit of the holders of the Five-Year Secured Notes for that purpose, money in an amount as is sufficient, without consideration of reinvestment of interest, to pay the principal, premium, if any, and interest on the outstanding Five-Year Secured Notes to maturity or redemption, as certified in a certificate of a nationally recognized firm of independent public accountants; provided, that the Trustee shall have been irrevocably instructed to apply that money to the payment of said principal, premium, if any, and interest with respect to the Five-Year Secured Notes;

     (c) no default or event of default under the Indenture or the Five-Year Secured Notes has occurred and is continuing on the date of that deposit or will occur as a result of that deposit and that deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which it is bound;

     (d)  the Company has paid all other sums payable under the Indenture; and

     (e) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent providing for the termination of the Company's obligation under the Five-Year Secured Notes and the Indenture have been complied with.

     The Company may effect a legal defeasance (i.e., the discharge of certain of its obligations under the Indenture, including the indebtedness represented by the Five-Year Secured Notes), or covenant defeasance (i.e., the release of certain covenant obligations of the Company under the Indenture) with respect to the Five-Year Secured Notes, upon the satisfaction of certain conditions, including without limitation, (i) the deposit by the Company with the Trustee in trust for the benefit of the holders of the Five-Year Secured Notes an amount of cash or U.S. Government Obligations (as defined in the Indenture) or a combination thereof sufficient to pay the principal of, premium, if any, and interest on the Five-Year Secured Notes when the same shall be due, (ii) no default or event of default with respect to the Five-Year Secured Notes has occurred and is continuing on the date of such deposit and the Company does not default in the payment of the principal of or premium, if any, on any Five-Year Secured Note, when it becomes due and payable at any time during the period ending on the 91st day after such deposit, (iii) such legal defeasance or covenant defeasance does not cause the Trustee to have a conflicting interest with respect to any of the Company's securities, (iv) such legal defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default or event of default under, the Indenture or any other material agreement to by which the Company is bound and (v) the delivery of certain prescribed officers' certificates and opinions of counsel, including an opinion with respect to certain federal income tax matters.

     EVIDENCE AS TO COMPLIANCE WITH THE INDENTURE. The Company will deliver to the Trustee within 45 days after the end of each of the Company's first three fiscal quarters and within 90 days after the end of the Company's fiscal year an officers' certificate stating whether or not the signers know of any default or event of default under the Indenture by the Company or an event that, with notice or lapse of time or both, would constitute a default by the Company under any indebtedness that ranks pari passu in right of payment with the Five-Year Secured Notes that occurred during that fiscal period. If the signing officers know of such a default or event of default, the certificate shall describe that default or event of default and its status. The Company shall also deliver a certificate to the Trustee at least annually from its principal executive, financial or accounting officer as to his or her knowledge of the Company's compliance with all conditions and covenants under the Indenture without regard to any grace period or requirement of notice provided in the Indenture.

     Additionally, the Company will deliver to the Trustee within 90 days after the end of each fiscal year a written statement by the Company's independent public accountants stating (i) that their audit examination has included a review of the terms of the Indenture and the Five-Year Secured Notes as they relate to accounting matters and (ii) whether, in connection with their audit examination, any default or event of default under the Indenture or an event that, with notice or lapse of time or both, would constitute a default under any indebtedness that ranks pari passu with the Five-Year Secured Notes in right of payment has come to their attention and, if such a default or event of default under any such indebtedness has come to their attention, specifying the nature and period of existence thereof; provided, however, that, without any restriction as to the scope of the audit examination, those independent public accountants shall not be liable by reason of any failure to obtain knowledge of any such default or event of default under any indebtedness that ranks pari passu in right of payment with the Five-Year Secured Notes that would not be disclosed in the course of an audit examination conducted in accordance with United States generally accepted accounting principles.

     Furthermore, the Company will deliver to the Trustee as soon as possible, and in any event within 10 business days after the Company becomes aware or should reasonably have become aware of the occurrence of any default or event of default or an event that, with notice or lapse of time or both, would constitute a default by the Company under any indebtedness, an officers' certificate specifying such default or event of default and what action the Company is taking or proposes to take with respect thereto.

ITEM 9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

     Each Subsidiary Guarantor is an obligor on the Five-Year Secured Notes. The name and mailing address of each Subsidiary Guarantor is set forth on Annex III.

CONTENTS OF APPLICATION FOR QUALIFICATIONS. This application for qualification comprises:

     (a) Pages numbered 1 to 14, consecutively (and Annex I, Annex II, Annex III and an Exhibit Index).

     (b) The statement of eligibility and qualification of the Trustee on Form T-1, executed by Wells Fargo Bank Minnesota, National Association (Exhibit 25.1).

     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

          (i) Exhibit T3A(1). Certificate of Incorporation of the Company, as amended.

          (ii) Exhibit T3A(2). Form of Amended and Restated Certificate of Incorporation of the Company to be in effect on the Effective Date.

          (iii)  Exhibit T3B(1). Bylaws of the Company.

          (iv) Exhibit T3B(2). Form of Amended and Restated Bylaws of the Company to be in effect on the Effective Date.

          (v)    Exhibit T3C. Form of Indenture to be qualified.

          (vi) Exhibit T3E. Disclosure Statement Pursuant to section 1125 of the Bankruptcy Code for the Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., its Parent Corporation and Certain of Their Debtor Subsidiaries.

          (vii) Exhibit T3F. Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Act.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Loewen Group International, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Toronto, and Province of Ontario, on the 10th day of September, 2001.

                                       LOEWEN GROUP INTERNATIONAL, INC.



                                       By: /s/ Bradley D. Stam
                                         --------------------------------------
                                           Name:  Bradley D. Stam
                                           Title: Senior Vice President, Legal
                                                  and Asset Management
Attest:




By: /s/ Peter S. Hyndman
   --------------------------------------
   Name:  Peter S. Hyndman
   Title: Corporate Secretary

                                                                         ANNEX I



                               CURRENT AFFILIATES

                                  UNITED STATES

         Each entity listed below is a wholly owned subsidiary of the Company, unless indicated in parentheses following such entity's name. The names of indirectly owned subsidiaries are indented and listed under their direct-parent entities, and are wholly owned by their direct-parent entity unless indicated in parentheses following such subsidiaries name. The jurisdiction of incorporation for the individual entities appears in the far right hand margin if it differs from the state heading above that section.

ALABAMA

Advanced Planning (Alabama), Inc.
Eastwood Memorial Gardens, Inc.
GTHC Holdings, Inc.
North Alabama Memorial Gardens, Inc.
Saint Clair Memorial Gardens, Incorporated
Searcy Funeral Home, Inc.
Walker Cemetery Corporation

ALASKA

Evergreen Memorial Chapel, Inc.

ARIZONA

Cemetery Management Company, Inc.
Desert Vista (managed by the Company; not owned)
Dimond & Sons Silver Bell Chapel, Inc.
Flagstaff-Greenlaw Mortuary, Inc.
Holy Hope Cemetery (managed by the Company; not owned)
Lake Havasu Memorial Gardens, Inc.
Our Lady of the Desert (managed by the Company; not owned)
Yuma Mortuary & Crematory, Inc.

ARKANSAS

Advance Planning of Arkansas, Inc.
Loewen (Arkansas) Holdings, Inc.
       Callison Lough Funeral Home, Inc.
       Lough, Inc.
                Benton County Memorial Park, Inc.

CALIFORNIA

Bannon Disposition, Inc.
Calico General Partner, Inc.
Coge Investment Corporation
Conrad Lemon Grove Mortuary, Inc.
Culjis, Miller, Skelton and Herberger, Inc.

Directors Succession Planning, Inc. (15% of voting stock owned by third party)
         Directors Cemetery (Texas), Inc.................................................................................      Texas
         James Funeral Home, Incorporated................................................................................      Texas
                  Del Rio Memorial Park, Inc.............................................................................      Texas
                  Panola County Restland Memorial Park, Inc. ............................................................      Texas
         Directors Succession Planning II, Inc.
E. & M. Frandsen, Inc.
Greenview Cemetery, Inc.
Guerrero Mortuary, Inc.
International Memorial Society, Inc.
Jensen-Carpenter Mortuary, Inc.
Keaton Mortuaries, Inc.
Loewen (Alabama), Inc.
         Brooks-Cargile Funeral Home, Inc................................................................................    Alabama
         GTHN Holdings, Inc..............................................................................................    Alabama
         Montgomery Memorial Cemetery, Inc...............................................................................    Alabama
Loewen (Indiana), Inc.
Loewen (Texas), Inc.
         Loewen (Texas) II, Inc.
         Loewen Cemetery (Texas), Inc....................................................................................      Texas
                  CDRH Holdings, Inc.....................................................................................      Texas
         Northwest Services, Inc.........................................................................................      Texas
         Sharpstown Services, Inc........................................................................................      Texas
Loewen Communication Center, Inc.
McLeod Mortuary, Inc.
Memorial Consultants of California, Inc.
Merkley-Mitchell Mortuary
PMHM Holdings, Inc.
Monument Hill Memorial Park
Mount Hope Cemetery, Inc.
Palm Springs Mausoleum, Inc.
Paris-Frederick Mortuary, Inc.
Pierce Mortuary Chapels, Inc.
Pinkham-Mitchell Mortuary, Inc.
Security Plus Mini & RV Storage, Inc.
Wallace-Martin Funeral Home, Inc. (.05% of voting stock owned by a third party that has granted the Company an option to purchase such stock)
Whitehurst California
         Advance Funeral Insurance Services
         Brentwood Funeral Home, Inc.
         Chapel of Seaside, Inc.
         Chapel of the Valley of Castro Valley, Inc.
         DCRM Holdings, Inc.
         Delano Mortuary
         Hadley Funeral Chapels, Inc.
         Johnson Funeral Home, Inc.
         Merced Funeral Chapel
         Miller's Tulare Funeral Home
         Mission Memorial Park
         Mission Mortuary, Inc.
         Nicoletti, Culjis & Herberger Funeral Home, Inc.
         Norman's Family Chapel, Inc.
         Smith-Reardon Incorporated
                  Conejo Mountain Memorial Park
         Stephens & Bean
         Valley Mortuary, Inc.

         Whitehurst, Sullivan, Burns & Blair Funeral Service
         Whitehurst-Grim Funeral Service
         Whitehurst-Lakewood Memorial Park and Funeral Service
         Whitehurst-Loyd Funeral Service
         Whitehurst-McNamara Funeral Service
         Whitehurst-Muller Funeral Service
         Whitehurst-Norton Funeral Service
         Whitehurst-Terry Funeral Service
         Willow Glen Mortuary, Inc.

CONNECTICUT

New England Holding Company, Inc.
         FRGS Holdings, Inc..........................................................................................   Rhode Island
         George M. Wilbur-Romano & Sons, Inc.........................................................................   Rhode Island
         Gilman Funeral Home, Inc.
         John B. Romano & Sons, Inc..................................................................................   Rhode Island
         Pontarelli-Marino Funeral Home, Inc.........................................................................   Rhode Island
         Prata Funeral Homes, Inc....................................................................................   South Dakota
         RIFH Holdings, Inc..........................................................................................   Rhode Island
         Robert Douglas Goundrey Funeral Home, Inc...................................................................  New Hampshire
         Rushlow - Iacoi Funeral Home, Inc...........................................................................   Rhode Island

DELAWARE

Administration Services, Inc.
American Burial and Cremation Centers, Inc.
Eagle Lending, Inc.
Directors (Texas), L.P. (1% of membership interests owned by DSP General Partner, Inc. (general partner) and
   99% of membership interests owned by Directors Succession Planning, Inc. (limited partner))
         Pioneer Funeral Planning, Inc...............................................................................          Texas
H.P. Brandt Funeral Home, Inc.
Lester L. Hayman Funeral Home, Inc.
Loewen (Alabama), L.P. (1% of membership interests owned by TLGI (general partner) and 99% of membership interests owned by Loewen (Alabama), Inc. (limited partner))
Loewen (Indiana), L.P. (1% of membership interests owned by TLGI (general partner) and 99% of membership interests owned by Loewen (Indiana), Inc (limited partner))
Loewen (Texas), L.P. (1% of membership interests owned by TLGI (general partner) and 99% of membership interests owned by Loewen (Texas), Inc. (limited partner))
Loewen Corporate Benefits of North Carolina, Inc.
Loewen Group Acquisition Corp.
         Added Touch Flower Shop, Inc. ..............................................................................       Oklahoma
         Baggerley Acquisition, Inc. ................................................................................       Oklahoma
         BHRN Holdings, Inc. ........................................................................................   South Dakota
         Bill Eisenhour Funeral Homes, Inc. .........................................................................       Oklahoma
         CMC Holdings, Inc...........................................................................................  West Virginia
         COMO Holdings, Inc..........................................................................................       Colorado
         Chapel of the Pines Funeral Home, Inc.......................................................................     California
         DMFH, Inc. (.99% of voting stock owned by a third party that has granted Loewen Group Acquisition
           Corp. an option to purchase such stock)...................................................................       Kentucky
         DeVaney-Bennett Funeral Home, Inc...........................................................................       New York
         DVTL Holdings, Inc. ........................................................................................ North Carolina
         Eastern Arkansas Memorial Gardens, Inc......................................................................       Arkansas
         Evangeline Funeral Home, Inc................................................................................      Louisiana
         FMI Holdings, Inc. .........................................................................................  West Virginia

         Foster and Good Funeral Home, Incorporated..................................................................        Indiana
         Harrell-Faircloth Funeral Home, Inc.........................................................................        Georgia
         James J. Stout Funeral Home, Inc. ..........................................................................       New York
         Memory Chapel, Inc. ........................................................................................     California
         Mission Chapel of San Jose, Inc.............................................................................     California
         Montana Memorial Services, Inc..............................................................................        Montana
                  SGB Holdings, Inc..................................................................................        Montana
         Mozley Memorial Gardens, Inc................................................................................        Georgia
         Murdock Funeral Home, Inc...................................................................................         Kansas
         PMLC Holdings, Inc. ........................................................................................ North Carolina
         Northridge/Woodhaven Chapel & Cemetery, Inc.................................................................      Tennessee
         RCMC Holdings, Inc. ........................................................................................ North Carolina
         RSLN Holdings, Inc.......................................................................................... North Carolina
         St. Laurent Funeral Home, Inc...............................................................................  New Hampshire
         WXFH Holdings, Inc..........................................................................................  West Virginia
         Woodlawn Memory Gardens, Inc................................................................................        Alabama
Loewen Life Insurance Group, Inc.....................................................................................       Delaware
         Mayflower National Life Insurance Company...................................................................        Indiana
                  Funeral Service, Inc...............................................................................          Texas
                           National Capital Life Insurance Company...................................................          Texas
                  Mayflower Corporate Services, Inc..................................................................      Louisiana
                  Security Plan Life Insurance Company ..............................................................      Louisiana
                           Security Plan Fire Insurance Company......................................................      Louisiana
Loewen Management Investment Corporation
Neweol (Delaware), L.L.C. (100% of membership interests owned by 4166 Investments Ltd. (sole member))
Neweol Investments (U.S.A.), Inc.
Oehler Building Corporation
Osiris Holding Corporation
         Elmwood Acquisition Corporation.............................................................................       Illinois
         Oak Woods Management Company................................................................................   Pennsylvania
         Osiris Holding of Florida, Inc..............................................................................        Florida
         Osiris Holding of Illinois, Inc.............................................................................       Illinois
                  Woodlawn Memorial Park, Inc........................................................................       Illinois
         Osiris Holding of Michigan, Inc.............................................................................       Michigan
         Osiris Holding of Wisconsin, Inc............................................................................      Wisconsin
                  Knollwood Memorial Park, Inc. .....................................................................      Wisconsin
         Osiris Insurance Agency of Pennsylvania.....................................................................   Pennsylvania
         Phoenix Memorial Mortuary, Inc. ............................................................................        Arizona
         Phoenix Memorial Park Association...........................................................................        Arizona
         Royal Palm Acquisition Corporation..........................................................................        Florida
         Sunset Acquisition Corporation
         The Oak Woods Cemetery Association..........................................................................       Illinois
Prime Succession Holdings, Inc. (10% of voting stock owned by 4103 Investments Ltd. and 78.2% of voting stock owned by a third party)
Roses Delaware, Inc. (25.87% of voting stock owned by Whitehurst California)
Rose Hills Holdings, Corp. (10% of voting stock owned by 4103 Investments Ltd. and 79.5% of voting stock owned by a third party)
Wm. F. Cushing, Inc.

DISTRICT OF COLUMBIA

Stein Hebrew Memorial Funeral Home, Inc.

FLORIDA

Bess-Kolski-Combs, Inc.
Charlotte Memorial Gardens Acquisition, Inc.
Garden Sanctuary Acquisition, Inc.
Kraeer Holdings, Inc.
         Cardwell Funeral Home, Inc.
         Curry Raley Funeral Home, Inc.
         Dale Maloney Funeral Home, Inc.
         Harris Funeral Home, Inc.
         Joseph B. Cofer Funeral Home, Inc.
         Knauff Funeral Home, Inc.
         Kraeer Funeral Homes, Inc.
         Moody Funeral Home, Inc.
         Naples Memorial Gardens, Inc.
         North American Cremation Society, Inc.
         Scott Funeral Home, Inc.
         Security Trust Plans, Inc.
         Sherrill-Guerry Funeral Home, Inc.
         Wylie-Baxley Funeral Home, Inc.
MHI Group, Inc.
         Funeral Services Acquisition Group, Inc.
                  Abreu Gonzalez Funeral Homes, Inc.
                  Eternal Light Funeral Directors and Counselors, Inc.
                  LM Park, Inc.
         MHI Financial, Inc.
Martin Funeral Home Acquisition, Inc.
Memorial Services Acquisition, Inc.
Memorial Services Corporation
Riverside Memorial Park, Inc.
Sarasota Memorial Park Acquisition, Inc.
Skyway Memorial Gardens Acquisition, Inc.
Weinstein Family Services, Inc.
         Devon Livery, Inc................................................................................................. Illinois
         Weinstein Family Services, Inc.................................................................................... Illinois
                  Beth David Memorial Gardens, Inc.
                  Blasberg Memorial Chapels, Inc.
                  Horizon Funeral Direction, Inc........................................................................... Illinois
                  Jewish Memorial Society, Inc.
                  Levitt-Weinstein Memorial Chapels, Inc.
                           Levitt Memorial Chapel, Inc.
                           Resmal, Inc.
                  Mount Nebo Memorial Gardens, Inc.
                  Mount Nebo of the Palm Beaches Memorial Gardens, Inc.
                  Palm Beach County Community Chapel, Inc.
                  Weinstein Brothers, Inc.
                           Mount Nebo Chapels, Inc.
                           Sinai Funeral Home, Inc.
                           Star of David Memorial Gardens, Inc.
                           Weinstein Chapels, Inc.......................................................................... Illinois

GEORGIA

Advanced Planning of Georgia, Inc.
Broadlawn, Inc.

Cemetery Sales Holding Corp.
         Forest Lawn Memorial Gardens, Inc.
Crest Lawn Acquisitions Inc.
Forest Hills Management Company
Foster Family Funeral Home, Inc. (5% of voting stock owned by each of Carothers Holding Company, Inc. and
   Poteet Holdings, Inc.)
         Alpharetta Funeral Home, Inc.
         Sandy Springs Chapel, Inc.
         United Cemetery Management & Development Corp.
                  Green Lawn Cemetery Corporation
         Woodstock Funeral Home, Inc.
Frederica Cemeteries, Inc.
Horizon-Glynn Properties, Inc.
James & Dean, Inc.
Loewen (Georgia), Inc.
         Graceland Cemetery Development Co..........................................................................  South Carolina
         Reeves, Inc................................................................................................  North Carolina
         Southeastern Funeral Homes, Inc............................................................................  South Carolina
         Travis Land Company........................................................................................           Texas
         Waco Memorial Park.........................................................................................           Texas
Macedonia Memorial Park, Inc.
Melwood Cemetery, Inc.
Morrison Funeral Home, Inc.
Parkway Garden Chapel, Inc.
Poteet Holdings, Inc.
         A. C. Hemperley & Sons, Inc.
         BN Incorporated
         Frazier & Son Funeral Home, Inc.
         Lowe's Funeral Home, Inc.
         Mann-Walden Funeral Home, Inc.
         Thomas L. King Funeral Home, Inc.
RBTG Holdings Inc.
Roundtree Funeral Home, Inc.
Sandy Springs Acquisition Corporation
Sandy Springs Development Corporation
Shadowlawn Acquisition Corporation
Sims-Medford Enterprises, Inc.
Sunset Memory Gardens, Inc.

HAWAII

Alternative Acquisition, Inc.
Associated Memorial Group, Ltd.
         50th State Funeral Plan, Ltd.
         Valley Of The Temples Mortuaries, Ltd.
Ordenstein Holding Company, Inc.
         Hawaiian Memorial Park Mortuary Corporation
                  The Center For Pre-Arranged Funeral Planning, Inc.
         Maui Memorial Park, Inc.
                  Maui Funeral Plan, Inc. (50% of voting stock owned by Nakamura Mortuary, Inc.)
         Nakamura Mortuary, Inc.
         Windward Crematory, Inc.

IDAHO

Parks Development Company, Inc.
Loewen (Idaho), Inc.

ILLINOIS

Allen-Melvin Funeral Home, Ltd.
Grennan Funeral Home, Ltd.
Memorial Consultants, Inc.
         Evergreen Memorial Gardens, Inc.
         Glendale Memorial Gardens, Inc.
         Memorial Gardens Association, Inc.
         National Home Service Institute, Inc.
         Pre-Arrangement Consultants, Inc.
Mount Hope Woodlawn Corporation
NMM Holdings, Inc.
OBC Acquisitions, Ltd.
Pineview Memorial Park, Inc.
Ridgewood Cemetery Company, Inc.
Robert A. Weinstein, Ltd.
         Genesis Associates, Ltd.
                  Brown Funeral Home, Ltd.
                  Cedar Park Acquisition, Inc.
                  Chapel Hill Memorial Gardens & Funeral Home Ltd.
                  Chicago Cemetery Corporation
                  Chrastka Funeral Home, Ltd.
                  Community-Opyt Funeral Home, Ltd.
                  Fitzpatrick Funeral Services, Ltd.
                  Furman Funeral Home, Inc.
                  Mittendorf Calvert Funeral Home, Ltd.
                  Mount Auburn Funeral Home, Inc.
                  Mount Auburn Memorial Park, Inc.
                  Oakland Memory Lanes, Inc.
                           Chapel Lawn Memorial Gardens, Inc............................................................... Indiana
                  Westwood Memorial Chapel, Inc.
                  Windridge Funeral Home, Ltd.
         Robert A. Weinstein Funeral Directors Ltd.
         Zefran Funeral Home, Ltd.
Ruzich Funeral Home, Inc.
Tazewell County Memorial Gardens, Inc.
Woodlawn Cemetery Of Chicago, Inc.

INDIANA

AFH, Inc.
Advance Planning of America, Inc.
Alexandria Cemetery Association, Inc.
B & H Contractors Inc.
Bicknell Memorial Cemetery, Inc.
Bond-Mitchell Funeral Home, Inc.
Brosmer-Drabing Funeral Home, Inc.
Berhalter-Hutchins Funeral Home, Inc.
Care Memorial of Indiana, Inc.
Denbo Funeral Home, Inc.

Daviess Co. Cemetery Assoc., Inc.
Deremiah-Frye Mortuary, Inc.
Ever Rest Memorial Park, Inc. (non-profit corporation managed by the Company; not owned)
Gardens of Memory, Inc.
Gordon E. Utt Funeral Home, Inc.
Green Lawn Cemetery, Inc. (non-profit corporation managed by the Company; not owned)
Kemple Funeral Homes, Inc.
McClure Funeral Service, Inc.
NWCC Holdings, Inc.
Oak Enterprises, Inc.
Rest-Haven Cemetery Association, Inc.
Ruzich Funeral Home, Inc.
St. Joseph Valley Memorial Park, Inc.
South Bend Highland Cemetery Association, Inc.
Titzer Funeral Home, Inc.

IOWA

Blackhawk Garden Of Memories, Inc.
Burlington Cemetery Management, Inc.
Loewen (Iowa), Inc.
Mass-Hinitt-Alexander Funeral Home, Inc.
North Lawn Cemetery, Inc.
Shrine of Memories, Inc.

KANSAS

Byrd-Snodgrass Funeral Home, Inc.
CLNL Holdings, Inc.
HKS Holdings, Inc.
Potts Funeral Home, Inc.
Quiring Monument Company
RGOM Holdings, Inc.
SNKS Holdings, Inc.
Sperry-McConnell-Bath Funeral Homes, Inc.

KENTUCKY

Advanced Planning of Kentucky, Inc.
CBSV Holdings, Inc.
DNVL Holdings, Inc.
EAMG Holdings, Inc.
FRSL Holdings, Inc.
GHMG Holdings, Inc.
Golden Oaks Memorial Gardens, Incorporated
HCRT Holdings, Inc.
JSFH Holdings, Inc. (.99% of voting stock owned by a third party that has granted the Company an option to purchase such stock)
LMGW Holdings, Inc.
Memory Gardens, Inc.
Loewen Group Inc.
Loewen (Kentucky), Inc. (.99% of voting stock owned by a third party that has granted the Company an option to purchase such stock)
MCLS Holdings, Inc.
NRHI Holdings, Inc.
Osiris Holding of Kentucky, Inc.

RGR Holdings, Inc. (.99% of voting stock owned by a third party that has granted the Company an option to purchase such stock)
STSB Holdings, Inc.
SXP Holdings, Inc.
The Loewen Children's Foundation (charitable non-profit corporation managed by the Company; not owned)
TPFH Funeral Home, Inc. (.14% of voting stock owned by a third party that has granted the Company an option to purchase such stock)

LOUISIANA

Advanced Planning of Louisiana, Inc. (managed by the Company; not owned)
Cemetery Management Corp.
Loewen Louisiana Holdings, Inc.
         New Orleans Limousine Service, Inc. (6.95% of voting stock owned by each of Leitz-Eagan Funeral
            Home, Inc. and Mothe Funeral Homes, Inc.)
         Woodlawn Memorial Park, Inc. (2.2% of voting stock owned by third parties)

MARYLAND

Leasure-Stein Management Company, L.L.C.

MASSACHUSETTS

Byron's Funeral Homes, Inc. (51% of voting stock owned by funeral director)
Cuffe-McGinn Funeral Home, Inc. (51% of voting stock owned by funeral director)
Doane Beal & Ames, Inc. (51% of voting stock owned by funeral director)
Doba-Haby Insurance Agency, Inc.
Gaffey Funeral Home, Inc.(51% of voting stock owned by funeral director)
Ernest A. Richardson Funeral Home, Inc. (51% of voting stock owned by funeral director)
Hafey Funeral Service, Inc. (51% of voting stock owned by funeral director)
John C. Mulry Funeral Homes, Inc. (51% of voting stock owned by funeral director)
Loewen Cape Cod Holdings (1991), Inc.
         ZS Acquisition, Inc.......................................................................................... New Hampshire
Loewen Eastern Massachusetts Holdings (1992), Inc.
Loewen Massachusetts Holdings (1991), Inc.
Ratell Funeral Home, Inc. (60% of voting stock owned by funeral director)

MICHIGAN

AMG, Inc.
APC Association
Care Memorial Society, Inc.
Covell Funeral Home Inc.
Covell-Smith Funeral Home, Inc.
Edward Swanson & Son Funeral Home, Inc.
FLMG Cemetery Corporation
Forest LMP, Inc.
Gethsemane Mausoleum And Sales Company
GOR Cemetery Corp.
Halverson Chapel, Inc.
Hibbard-Ruggles Funeral Home, Inc.
Hill Funeral Home, Inc.
KAL Cemetery Management, Inc.
Loewen HDG Acquisition, Inc. (10% of voting stock owned by third parties)
Loewen (Michigan), Inc.

Maple Valley Chapel, Inc.
Memorial Guardian Company, Inc.
NCG Cemetery Corp.
OCG Cemetery Corp.
OVC Association
Paws Pet Cemetery
Peace Rose, Inc.
Peter Feldpaush & Co., Inc.
RKL Supply, Inc.
Restlawn Acquisition, Inc.
Resurrection Funeral Home, Inc.
Roseland, Inc.
Roseland Park Sales Company
Star Cement And Vault Company
UMG, Inc.
Wachterhauser-Brietzke Funeral Homes, Inc.
WMP, Inc.
Woodlawn (Michigan), Inc.
Woodmere, Inc.
Wren Funeral Home, Inc.

MINNESOTA

Advanced Planning of Minnesota, Inc. (managed by the Company; not owned)
Bell Bros., Incorporated
Enga Memorial Chapels, Inc.
Kapala-Glodek Funeral Service, Ltd.
         Care Memorial of Minnesota, Inc.
         Coral Ridge Funeral Home And Cemetery, Inc.......................................................................   Florida
         Gleason Mortuary, Inc.
         Kadek Enterprises of Florida, Inc................................................................................   Florida
         Kapala-Glodek Gearhart Funeral Home, Inc.
         Malone Funeral Home, Inc.
         Morningside Memorial Gardens, Inc.
         Phil Kiser Funeral Home, Inc.....................................................................................   Florida
         Wulff Family Mortuary, Inc.
                  WHC, Inc.
                           East Metro Agency, Inc.
MISSISSIPPI

Riemann Holdings, Inc.
         Advance Planning of Mississippi, Inc.
         Baldwin-Lee Funeral Homes, Inc.
         Barham Funeral Home, Inc.
         Beau Pre Memorial Park, Inc...................................................................................... Louisiana
         Browning Funeral Homes, Inc.
         Browning Funeral Home, Inc. Water Valley, Mississippi
         Cardinal Flowers and Fine Gifts, Inc.
         Cockrell Funeral Home, Inc.
         Coleman Funeral Home, Inc.
         F.J.W. Incorporated
         Family Care, Inc.
         Floral Hills Memorial Gardens, Inc.
         Forest Park Cemetery of Shreveport, Inc.......................................................................... Louisiana
         Forest Park Cemetery West of Shreveport, Inc..................................................................... Louisiana

         Frank J. Fisher Funeral Directors, Inc.
                  Fisher-Riles Funeral Insurance Company
         Gulf Coast Funeral Services, Inc.
         H. C. Alexander Funeral Home, Inc................................................................................ Louisiana
         Holder-Wells Funeral Home, Inc.
         Leitz-Eagan Funeral Home, Inc.................................................................................... Louisiana
         McPeters, Incorporated - Funeral Directors
         Magnolia Memorial Gardens of Meridian, Inc.
         Maxwell Holding Company, Inc.....................................................................................  Arkansas
                  BTSV Holdings, Inc......................................................................................  Arkansas
                  NSHV Holdings, Inc......................................................................................  Arkansas
         Newton County Memorial Gardens, Inc.
         Ourso Funeral Home, Inc.......................................................................................... Louisiana
         Ourso Funeral Home, Airline Gonzales, Inc........................................................................ Louisiana
         Parkway Memorial Country Corporation
         Riemann Enterprises, Inc.
         Riemann Funeral Homes, Inc.
         Riemann Funeral Insurance Company, Inc.
         Riemann Insurance Company, Inc.
         Roseland Park Cemetery, Inc.
         Roy Brown-Service Funeral Home, Inc..............................................................................   Alabama
         Southern Memorial Park, Inc.
         Stephens Funeral Homes, Inc.
                  Stephens Burial Association, Inc.
                  Stephens Funeral Benefit Association, Inc.
                  Stephens Funeral Fund, Inc.
         Stringer's Hartman-Baldwin Funeral Home, Inc.
         Thweatt-King Funeral Home, Inc.
                  Thweatt Funeral Insurance Company, Inc.
         Wright & Ferguson Funeral Home
                  Parkway Memorial Cemetery Corporation

MISSOURI

Loewen Missouri, Inc.
Missouri Cemetery Management, Inc.
Mount Auburn Cemetery Company

NEBRASKA

BEBM Holdings, Inc.
Moon Acquisition, Inc.

NEVADA

American Burial & Crematory Service
Davis Funeral Home, Inc.
Davis Funeral Home Memorial Plan
Eagle Partners Corporation
Paradise Memorial Gardens, Inc.

NEW HAMPSHIRE

Loewen New Hampshire Holdings 1990, Inc.
McHugh Funeral Home, Inc. (51% of voting stock owned by funeral director)

NEW MEXICO

Advance Planning - Southwest, Inc.
Fitzgerald & Son Funeral Directors, Inc.
Grants Mortuary, Inc.
Griffin Funeral Home, Inc.
Hillcrest Memorial Gardens Cemetery, Inc.
Larry A. McGee, Inc.
S-T Wyoming Branch, Inc.
Strong-Thorne Mortuary, Inc.
Valley Memory Gardens, Inc.
West Funeral Home, Inc.

NEW YORK

Cecere Acquisition, Inc.
Cusimano & Russo, Inc.
DPMC Holdings, Inc.
John Dormi & Sons, Inc.
John J. Healey Funeral Home, Inc.
Joseph G. Duffy, Inc.
La Familia Funeral Home, Inc.
Louis Hirsch & Sons, Inc.
M. J. Smith Sons, Inc.
Northeast Monument Company, Inc.
Ridge Chapels, Inc.
T.J. McGowan Sons Funeral Home, Inc.
Vay-Meeson Holding Company, Inc. (10% of voting stock owned by  third parties)
         Vay-Schleich & Meeson Funeral Home Inc.
Wagner Acquisition Corporation (10% of voting stock owned by a third party)
         Carpenter's Funeral Homes, Inc.
         Coloni Funeral Homes, Inc.
         David T. Ferguson Funeral Home, Inc.
         Drownwood Forest National Pet Cemetery, Inc.
         Edward F. Carter, Inc.
         James Funeral Home, Inc.
         Kennedy-Roth Funeral Home, Inc.
         Lang-Tobia-DiPalma Funeral Home, Inc.
         O'Neill-Redden-Drown Funeral Home, Inc.
         R. Stutzmann & Son, Inc.
         SMJ Holdings, Inc.
         Sensible Alternatives, Inc.
         Spadaccino Funeral Home, Inc................................................................................... Connecticut
         Vernon C. Wagner Funeral Homes, Inc.
         Wattengel Funeral Home, Inc.
         William Leahy Funeral Home, Inc.
Wanamaker & Carlough, Inc.
Weeks Funeral Home, Inc.
Yablokoff Kinsgway Memorial Chapel, Inc.
Yablokoff-Wandy Funeral Home, Inc.

NORTH CAROLINA

Carothers Holding Company, Inc.
         Advanced Funeral Planning of North Carolina, Inc.

         Barnett's Marion Funeral Home, Inc....................................................................             Virginia
         Bob Miller Funeral Home, Inc.
         Carothers Holding Company (Georgia), Inc..............................................................              Georgia
         Carothers Holding Company (South Carolina), Inc.......................................................       South Carolina
                  Elmwood Cemetery and Gardens, Inc............................................................       South Carolina
                  Frederick Memorial Gardens, Inc..............................................................       South Carolina
                  Poteet Funeral Home, Inc.....................................................................       South Carolina
                  Shuford-Hatcher Company......................................................................       South Carolina
         CMGI Holdings, Inc.
         Dekle-Wainwright Funeral Home, Inc....................................................................              Georgia
         E.K. May Funeral Home, Inc............................................................................              Georgia
         Edo Miller & Sons, Inc................................................................................              Georgia
         GFCY Holdings, Inc.
         Harvey Funeral Home, Inc..............................................................................              Georgia
         HGLD Holdings, Inc.
         Kennedy Monument Co., Inc.............................................................................              Georgia
         Kennedy-Morgan Funeral Home, Inc......................................................................              Georgia
         Parkway Garden Chapel, Inc............................................................................              Georgia
         Raleigh Memorial Park, Inc.
         Reeves Funeral Home, Inc.
         SBHJ Holdings, Inc. (3% of voting stock owned by a third party that has granted Carothers Holding
           Company an option to purchase such stock)...........................................................             Kentucky
         SDLG Holdings, Inc.
         Smith-Tillman Mortuary, Inc...........................................................................              Georgia
         Williams Funeral Service, (Incorporated)
Cumberland Memorial Gardens, Inc.
EDCB Holdings, Inc.
EGMC Holdings, Inc.
FRVW Holdings, Inc.
HDVG Holdings, Inc.
Lineberry Cemetery Corporation
         Westminster Gardens, Inc.
Lineberry Group, Inc.
         Crestview Memorial Park, Inc.
         CTMP, Inc.
         EVGR Holdings, Inc.
         Hanes-Lineberry Advanced Funeral Planning, Inc.
         Lineberry Group (Virginia), Inc.......................................................................             Virginia
                  Advanced Planning Services of Maryland, Inc..................................................             Maryland
                  Ives-Pearson Funeral Homes, Inc. ............................................................             Virginia
                  Kyger Funeral Home, Inc......................................................................             Virginia
                  Lee Funeral Home of Manassas, Inc. ..........................................................             Virginia
                  Robert E. Evans Funeral Home, Inc. ..........................................................             Maryland
                  Takoma Funeral Home, Inc..................................................................... District of Columbia
                  The Huntt Funeral Home, Inc..................................................................             Maryland
         LMBE Holdings, Inc.
         ORDG Holdings, Inc.
         PDGT Holdings, Inc.
         RCFH Holdings, Inc.
         RSHL Holdings, Inc.
         Scotland County Cemetery, Inc.
         Tomlinson Funeral Home, Inc...........................................................................             Virginia
Loewen (North Carolina), Inc.
STNL Holdings, Inc.
WSTL Holdings, Inc.

NORTH DAKOTA

  Advanced Funeral Planning of the Dakotas, Inc.
  DKMC Holdings, Inc.
  Eastgate Holdings, Inc.
         BLTR Holdings, Inc.
         EFSI Holdings, Inc.
TMPS Holdings, Inc.
W. B. M., Inc.
WGL Holdings, Inc.

OHIO

Aslin Holdings, Inc.
Bennett-Emmert-Szakovits Funeral Home, Inc. (10% of voting stock owned by a third party that has granted the
   Company an option to purchase such stock)
Berry Funeral Home, Inc.
Chestnut Hill/Mount Peace Cemeteries, Inc. (non-profit corporation managed by the Company; not owned)
Corrigan Funeral Home, Inc.
Craciun Funeral Home, Inc.
Crawford County Memory Gardens, Inc.
Danlau Corporation
DiCicco and Son, Inc.
East Lawn Memorial Park Association
Evergreen Cemetery Belpre, Inc.
Forest Hill Cemetery Association
Forest Hills Memorial Gardens, Inc. (non-profit corporation managed by the Company; not owned)
Fort Steuben Burial Estates Association
Fort Steuben Management, Inc.
Gemini Memorial, Inc.
         Danlan Corporation
Green Haven Memorial Gardens, Inc. (non-profit corporation managed by the Company; not owned)
H. & D. Management Company, Inc.
         Memorial Cemetery Advisors, Inc............................................................................... Pennsylvania
         Pet Haven Memorial Gardens, Inc.
H.H. Birkenkamp Funeral Home, Inc.
Heritage Cemetery Management Corporation
Hogenkamp-Bonham Funeral Home, Inc.
J.H. Finefrock & Sons, Inc.
Loewen Cemetery (Ohio), Inc.
Long and Folk Funeral Home, Inc.
Meys Acquisition, Inc.
Memory Gardens Company
Midwest Cemetery Service Company
         Restlawn Memorial Gardens, Inc.
MVMP Acquisition, Inc.
Northeast Ohio Crematory, Inc.
Oak Grove Memorial Park, Inc.
Ohio Network Insurance Agency, Inc. (non-profit corporation managed by the Company; not owned)
Reed-Nichols Funeral Home, Inc.

Resthaven Memory Garden Cemetery, Inc. (non-profit corporation managed by the Company; not owned)
Restlawn Memorial Park Association (non-profit corporation managed by the Company; not owned)
Ridgecrest Memory Gardens, Inc. (non-profit corporation managed by the Company; not owned)
Riverview Memory Gardens, Inc.
Rose Hill Management Co., Inc.
Rose Hill Memorial Gardens (non-profit corporation managed by the Company; not owned)
Seneca Memory Gardens Siferd Professional Associates, Inc.
Sinfran, Inc.
Spiker-Foster-Shriver Funeral Homes, Inc.
Terebinski Funeral Home Forest Hills Chapel, Inc.
The Forest Hill Cemetery Association (non-profit corporation managed by the Company; not owned)
The Schmidt-Dhonau Company
West Memory Gardens Association (non-profit corporation managed by the Company; not owned)
Western Reserve Memorial Garden (non-profit corporation managed by the Company; not owned)

OKLAHOMA

Ada Cemetery Holding Company, Inc.
         MPOA Holdings, Inc.
Advanced Planning of Oklahoma (managed by the Company; not owned)
Arlington Memory Gardens, Inc.
Hunsaker-Wooten Funeral Home, Inc.
Loewen (Oklahoma), Inc.
         Hunsaker-Wooten Funeral Home, Inc.
         PCTH Holdings, Inc................................................................................................ Missouri
LWLT Holdings, Inc.
         Area Funeral Services, Inc.
         FRY Holdings, Inc.................................................................................................   Kansas
         GGOK Holdings, Inc.
         Gray Funeral Service, Inc.
         GRFH Holdings, Inc.
         JNSK Holdings, Inc................................................................................................   Kansas
         KSFH Holdings, Inc.
         Ludlum Management Services, Inc.
         HM Acquisition, Inc.
         PGFH Holdings, Inc.
         PSBG Holdings, Inc................................................................................................   Kansas
         SGRF Holdings, Inc.
         Southeastern Cemeteries Association...............................................................................   Kansas
Resthaven Memorial Company
Sunset Memorial Gardens, Inc.
The Guardian Foundation of Oklahoma, Inc.

OREGON

American Burial & Cremation Services, Inc.
Advanced Planning, Inc.
BFCI Holdings, Inc.
Bateman Funeral Chapel, Inc.

Beaverton Funeral Home, Inc.
Belcrest Memorial Association (managed by the Company; not owned)
Belcrest Memorial Park, Inc.
Buell Chapel, Inc.
Cemetery Services, Inc.
Fir Lawn Chapel, Inc.
Gable and Parkrose Funeral Chapels, Inc.
Haakinson-Groulx Mortuary, Inc.
Howell-Edwards-Doerksen Chapel of the Gardens, Inc.
O'Hair's Funeral Chapel, Inc.
Litwiller Funeral Home, Inc.
Pacific Mausoleum Co., Inc.
NMP Holdings, Inc.
Peake Memorial Chapel, Inc.
Portland Funeral Alternatives, Inc.
The Portland Memorial, Inc.
Young's Funeral Home, Inc.

PENNSYLVANIA

Alleva Funeral Home, Inc. (managed by the Company; not owned)
Alleva Leasing Corporation
BFMI Co.
BLH Management, Inc.
Bethlehem Cemetery Association (managed by the Company; not owned)
Bright Undertaking Company
Burton L. Hirsch Funeral Home, Inc. (managed by the Company; not owned)
H. Samson, Inc.
Knee Funeral Home of Wilkinsburg, Inc.
Neil Funeral Home, Inc. (managed by the Company; not owned)
NFH Leasing Corporation
Nineteen Thirty-Five Holdings, Inc.
Parklawn Acquisition, Inc.
Reese Funeral Home, Inc. (managed by the Company; not owned)
Reese Leasing Corporation
Reese Management Corporation
Stone and Metal, Incorporated

RHODE ISLAND

The Merritt Company
BJFH Acquisition, Inc.

SOUTH CAROLINA

Cauthen's, Inc. (100% of voting stock owned by TLGI)
         Cauthen's Inc., of York County
         Rock Hill Memorial Gardens, Inc.
Crescent Hill Memorial Gardens
Forest Lawn Cemetery, Inc.
Good Shepherd Memorial Park, Inc.
Memorial Gardens of Charleston, Inc.
Springhill Memorial Gardens, Inc.

SOUTH DAKOTA

HFFC Holdings, Inc.
HRMP Management, Inc.
OSFH Holdings, Inc.
RSTL Holdings, Inc.
Sunset Management, Inc.

TENNESSEE

Coffey Mortuary, Inc.
Crestview Memorial Park, Inc.
DMA Corporation
Eastview Memorial Gardens, Inc.
Eternity Memorial, Inc.
Family Funeral Service Group, Inc. (.02% of voting stock owned by a third party)
         Austin & BJI Funeral Home, Inc.................................................................................... Kentucky
         Beam Funeral Home, Inc. (10% of voting stock owned by the Company)................................................     Ohio
         BCFH Holdings, Inc. (.4% of voting stock owned by a third party that has granted an option to purchase such stock)..................................................................................................... Kentucky
         Bowling Green-Warren County Memorial Gardens, Inc................................................................. Kentucky
         Burcham Funeral Home, Inc.........................................................................................     Ohio
         Burris Funeral Home, Inc.
         CWF Holdings, Inc. (.09% of voting stock owned by a third party that has granted Family Funeral Services
           Group, Inc. an option to purchase such stock)................................................................... Kentucky
         Dickson Funeral Home, Incorporated
         Elzey & Haggard Funeral Homes, Inc................................................................................  Indiana
         GJFH Holdings , Inc. (.9% of voting stock owned by a third party that has granted Family Funeral Services
           Group, Inc. an option to purchase such stock)................................................................... Kentucky
         Heritage Family Holding Company, Inc.
         Hilcrest Cemetery Corporation
         J. W. Curry & Son, Inc.
         Johnson Funeral Home Of Church Hill, Inc.
         Kingston Memorial Gardens, Inc.
         KMBG Holdings, Inc................................................................................................ Kentucky
         LDSY Holdings, Inc. (.1% of voting stock owned by a third party that has granted Family Funeral Services
           Group, Inc. an option to purchase such stock)................................................................... Kentucky
         LJL Holdings, Inc. (2.1% of voting stock owned by a third party that has granted Family Funeral Services
           Group, Inc. an option to purchase such stock)................................................................... Kentucky
         Luff Bowen Funeral Home, Inc...................................................................................... Kentucky
         MPW Holdings, Inc................................................................................................. Kentucky
         MURY Holdings, Inc................................................................................................ Kentucky
         Nave Funeral Home, Inc.
         Roselawn Memorial Gardens Corporation
         RTH Holdings, Inc. (6.25% of voting stock owned by a third party that has granted Family Funeral Services
           Group, Inc. an option to purchase such stock)................................................................... Kentucky
         Spring Hill Cemetery Company
         Sweetwater Valley Memorial Park, Inc.
         Tennessee Valley Memory Gardens And Funeral Home, Inc.
         Wilson County Memorial Park, Inc.
         WLDR Holdings, Inc. (1% of voting stock owned by a third party that has granted Family Funeral Services
           Group, Inc. an option to purchase such stock)................................................................... Kentucky
Franklin Memorial Chapel, Inc.
Funeral Concepts of Knoxville, Inc.
Kiser Funeral Home, of Greeneville, Incorporated

Mayes Mortuary, Inc.
         Advance Planning of Tennessee, Inc.
Memorial Park, Inc.
Newby Funeral Home, Inc.
Pettus-Owen & Wood Funeral Home, Inc.
Rawlings Funeral Home, Inc.
         Smith Funeral Home, Inc.
Roane Memorial Gardens, Inc.
Weaver Funeral Home, Inc.
White's Vault Co.

TEXAS

Advanced Funeral Planning of Texas, Inc. (managed by the Company; not owned)
Affordable Caskets, Inc.
American Mausoleum Co.
Cavazos Memorial Chapel, Inc.
DSP General Partner, Inc.
         DSP General Partner II, Inc..................................................................................... California
         Memorial Park Cemetery, of Tyler, Texas
         Tyler Memorial Funeral Home And Chapel, Inc.
Darling-Mouser Funeral Home, Inc.
Dunwood Cemetery Service Company
Earthman Holdings, Inc.
         Bernard Probst Chapel, Inc.
         Crown Hill Memorial Park, Inc.
         Dudley M. Hughes Funeral Home, Inc.
         Dudley M. Hughes Funeral Home North Chapel, Inc.
         Ed C. Smith & Brothers Funeral Directors, Inc.
         HLLB, Inc.
         Hughes Funeral Homes, Inc.
         Hughes Funerals, Inc.
         Hughes Southland Funeral Home, Inc.
         Max Martinez Funeral Home, Incorporated
         Oak Bluff Memorial Park, Inc., Of Port Neches
         Pace-Stancil Funeral Home, Inc.
         Pace-Stancil Memorial Rest Gardens, Inc.
         Trevino Funeral Home, Inc.
         Trevino Funeral Home - Palo Alto, Inc.
Grace Memorial Park, Inc.
NMCS Holdings, Inc.
Paragon Trevino Funeral Home, Inc.
Pitts Kreidler-Ashcraft Funeral Directors, Inc.

UTAH

Leavitt Acquisition One, Inc.
Leavitt Acquisition Two, Inc.

VIRGINIA

Advanced Planning of Virginia, Inc.
HFCK Holdings, Inc.
HFH, Inc.
Mullins Holding Company
         Arlington Funeral Home, Incorporated

         Bucktrout Funeral Home of Williamsburg, Inc.
         Hill Funeral Home, Inc.
         Jones-Ash Funeral Home, Inc.
         L & D Enterprises, Incorporated
         Lacy Funeral Home, Inc.
         Sidney F. Harrell Funeral Home, Inc.
         Sunset Memorial, Inc.
         Umphlett Funeral Home, Inc.
         Williamsburg Funeral Home, Inc.
         Woodward Funeral Home, Incorporated
Russell Memorial Cemetery, Inc.
Sensible Alternatives of Virginia, Inc.

WASHINGTON

Acacia Memorial Park
Advanced Planning of Washington, Inc.
American Burial & Cremation Services, Inc.
Bauer Funeral Chapel, Inc.
Brown Mortuary Service, Inc.
Dahl/McVicker Funeral Homes, Inc.
Davies Cremation & Burial Services, Inc.
Green Service Corporation
         Sunset Marketing, Inc.
J & K Management Company
Jerns Funeral Chapel, Inc.
LNGV Holdings, Inc.
LVMG Holdings, Inc.
Malletta-Vertin Holdings Inc.
         Almont, Inc....................................................................................................    Colorado
         Carr Mortuary, Inc.............................................................................................     Arizona
         Chapel of Chimes Funeral Home, Inc.............................................................................    Delaware
         Desert DR Acquisition, Inc.....................................................................................     Arizona
         Evergreen Funeral Home And Cemetery, Inc.
         GMG Holdings, Inc..............................................................................................     Montana
         Gorder Funeral Home, Inc.......................................................................................    Delaware
         Greer - Mountain View Mortuary, Inc............................................................................     Arizona
         Hatfield Funeral Home, Inc.....................................................................................     Arizona
         Imperial Memorial Gardens, Inc.................................................................................    Colorado
         Kimball Funeral Home, Inc.
         LMG Holdings, Inc..............................................................................................    Delaware
         Lienkaemper Chapels, Inc.......................................................................................    Delaware
         MVM Holdings, Inc..............................................................................................    Colorado
         O'Connor Funeral Home & Crematory, Inc.........................................................................    Delaware
         Page Mortuary, Inc.............................................................................................     Arizona
         Powers Ambulance Service, Inc.
         Retz Funeral Home, Inc.........................................................................................    Delaware
         Reynolds Funeral Chapel, Inc...................................................................................       Idaho
         Short's Funeral Chapel, Inc....................................................................................    Delaware
         SNST Holdings, Inc.............................................................................................    Delaware
         SSC Holdings, Inc..............................................................................................    Delaware
         White Mortuary, Inc............................................................................................       Idaho
         Marysville Acquisition, Inc....................................................................................  Washington
NPCI Holdings, Inc.
Powers Funeral Home, Inc.
Price-Helton Funeral Home, Inc.

S & H Properties and Enterprises, Inc.
         Universal Memorial Centers I, Inc...............................................................................     Oregon
         Universal Memorial Centers II, Inc..............................................................................     Oregon
         Universal Memorial Centers III, Inc.............................................................................     Oregon
         Universal Memorial Centers V, Inc............................................................................... California
         Universal Memorial Centers VI, Inc.............................................................................. California
         Vancouver Funeral Chapel, Inc.
                  NPCI Holdings, Inc.
Schaefer-Shipman Funeral Home, Inc.
Shaw & Sons Funeral Directors, Inc.
Sticklin Funeral Chapel, Inc.

WEST VIRGINIA

Advance Planning of West Virginia, Inc.
BFH, Inc.
Davis Funeral Home, Inc.
Dorsey Funeral Home, Inc.
FFH, Inc.
R.J.P. Enterprises, Inc.
SNV Holdings, Inc.
SPNF Holdings, Inc.
TKFG Holdings, Inc.

WISCONSIN

Arlington Park Cemetery, Inc.
Community Funeral Homes of Wisconsin, Inc.
Great Lakes Cemeteries I, Inc.
Great Lakes Cemetery, L.L.C.
Green Lawn Memorial Park Association (managed by the Company; not owned)
Highland Management Corp.
HMC Acquisition, Inc.
LaCrosse County Cemetery Association (managed by the Company; not owned)
Ledgeview Memorial Park (managed by the Company; not owned)
Loewen (Wisconsin), Inc.
Milton Lawns Memorial Park of Janesville, Inc. (100% of common stock held in trust for the benefit of certain lot owners or 100% of preferred stock owned by the Company)
Northern Land Company, Inc.
             Perfection Management Corporation
Roselawn Memory Gardens (managed by the Company; not owned)
Roselawn Memorial Park Company
Roselawn Operations, Inc.
Sheboygan County Cemetery Association (managed by the Company; not owned)
Sunrise Memorial Gardens Association (managed by the Company; not owned)
Sunset Ridge, Inc.

WYOMING

BHWY Holdings, Inc.
CHMP Holdings, Inc.
HFH Acquisition, Inc.
HPS Acquisition, Inc.
Memorial Services, Inc.
         WYMG Holdings, Inc.

                                     CANADA

         Each entity listed below is a wholly owned direct or indirect subsidiary of TLGI, which is the Company's parent corporation, unless otherwise indicated in parentheses following such entity's name. The names of indirectly owned subsidiaries are indented and listed under their direct-parent entities. The jurisdiction of incorporation for the individual entities appears in the far right hand margin if it differs from the provincial heading above that section.


ALBERTA

247663 Alberta Ltd. (10% of voting stock owned by third party)
         Memento Funeral Chapel (1975) Ltd.

BRITISH COLUMBIA

28886 Investments Ltd.
  Neweol Holdings B.V. ..............................................................................................      Amsterdam
  Loewen Luxembourg (No. 4) S.A. ....................................................................................     Luxembourg
  Loewen UK Holdings Limited.........................................................................................  England/Wales
    The Loewen Partnership Limited...................................................................................  England/Wales
    Loewen Funerals Limited..........................................................................................  England/Wales
      W. Cornish Limited (50% of stock owned by multiple indirect wholly owned subsidiaries of TLGI).................  England/Wales
    Jno. Steel Holdings Ltd. ........................................................................................ United Kingdom
    Jno. Steel & Son Ltd. ........................................................................................... United Kingdom
    Anglia Funeral Services Ltd. .................................................................................... United Kingdom
    Maple Leaf Funerals Ltd. ........................................................................................ United Kingdom
    Andrew Holmes & Son Ltd. ........................................................................................ United Kingdom
    Woking Funerals Ltd. ............................................................................................ United Kingdom
4054 Investments Ltd.
    Camposanto-Aguadilla, Inc. ......................................................................................    Puerto Rico
      Monte Cristo, Inc. ............................................................................................    Puerto Rico
    Camposanto PR, Inc. .............................................................................................    Puerto Rico
    Jibe Services Corporation........................................................................................    Puerto Rico
    Los Jardines Memorial Park, Inc. ................................................................................    Puerto Rico
    Los Rosales Memorial Park, Inc. .................................................................................    Puerto Rico
    Loewen International Holdings Ltd. ..............................................................................       Barbados
      Loewen Financial Corporation
        Eagle Financial Associates, Inc. ............................................................................      Tennessee
      Loewen Insurance Holdings Inc. ................................................................................       Barbados
      Loewen Mexico Holdings Ltd.
4103 Investments Ltd. (50% of voting stock owned by the Company)
Gregory's Williams Lake Funeral Home Ltd.
Neweol Investments Ltd. (4.4% of voting stock owned by
  TLGI Management Corp.)
      4166 Investments Ltd.
        Loewen Trading Corporation (15% of voting stock owned by TLGI)..............................................     Luxembourg
        Loewen Luxembourg (No. 1) S.A.
          Loewen Luxembourg (No. 2) S.A.
            Loewen Investments (Gibraltar)...........................................................................      Gibraltar
              Loewen Investments Two (Gibraltar)
                Neweol Finance B.V. .................................................................................    Netherlands
                  Loewen Luxembourg (No. 3) S.A. ....................................................................     Luxembourg
                    Loewen One (Gibraltar) Limited...................................................................      Gibraltar

Pine Grove Crematorium (1996) Ltd. (50% of voting stock owned by third parties)
TLGI Management Corp.
    1096852 Ontario Limited........................................................................................          Ontario
    1452457 Ontario Limited........................................................................................          Ontario
             The J. Thomson Company Limited........................................................................          Ontario
                      Garry Memorial Crematorium Ltd. (39% of voting stock owned by a third party) ................         Manitoba
    Addison Funeral Home Inc.......................................................................................          Ontario
    Assman's Funeral Chapel Ltd....................................................................................          Ontario
    Canadian Funeral Services Inc..................................................................................          Ontario
    Cambridge Funeral Services Limited.............................................................................          Ontario
    Chapel Hill Funeral Home Ltd...................................................................................          Ontario
    Chapel of Memories Funeral Directors Ltd.......................................................................          Ontario
    Comstock Funeral Home (1987) Ltd...............................................................................          Ontario
    Cutcliffe Funeral Home (1986) Ltd..............................................................................           P.E.I.
    Digby Funeral Home Limited.....................................................................................          Ontario
    Giffen-Mack Chapel Ltd.........................................................................................          Ontario
    Green Funeral Home Limited.....................................................................................          Ontario
    H.S. Anderson and Sons (1986) Ltd..............................................................................          Ontario
    Hamilton-Harron Funeral Centre And Crematorium Ltd.............................................................          Ontario
    Henderson's Fraser Valley Funeral Home Ltd.....................................................................          Ontario
    Henderson's Funeral Homes Ltd..................................................................................          Ontario
    Independent Funeral Services Incorporated......................................................................          Ontario
    J.A. Snow's Funeral Home (1985) Limited........................................................................          Ontario
    J.B. Marlatt Funeral Home (1985) Limited.......................................................................          Ontario
    Jayne's Funeral Home (1984) Limited (10% of voting stock owned by third parties)...............................      Nova Scotia
    Kerr's Funeral Chapel (1988) Ltd...............................................................................          Ontario
    Lakewood Funeral Home Ltd.
    Lee Funeral Home Inc. Ontario..................................................................................          Ontario
    Loewen Funeral Chapels (1973) Ltd..............................................................................          Ontario
    Mattatall Funeral Home (1986) Limited..........................................................................          Ontario
    MacLean Funeral Home (1986) Limited............................................................................           P.E.I.
    Mountain View and Metcalf Funeral Chapels Ltd..................................................................          Alberta
    Pabril Ventures Limited........................................................................................          Ontario
             Piercy's Funeral Home Limited.........................................................................          Ontario
                      Mission Hill Crematorium Ltd.................................................................          Ontario
                      Sutton's Funeral Directors Ltd...............................................................          Ontario
    Parkview Funeral Home Ltd......................................................................................          Ontario
    Parksville Funeral Chapel Ltd..................................................................................          Ontario
    R. Martino Funeral Homes (1987) Ltd............................................................................          Ontario
    Robert L. Hall Funeral Home Limited............................................................................          Ontario
    Sault Ste. Marie Funeral Homes Ltd.............................................................................          Ontario
    TLGM Holdings Inc.
             TLGM One Holdings Inc.
                      Agencia de Inhumaciones Gonzalez, S.A. de C.V. (1% of voting stock owned by TLGI)............           Mexico
                      Grupo Loewen De Mexico, S.A. de C.V..........................................................           Mexico
                               Prestadora De Servicios Funerarios, S.A. de C.V.....................................           Mexico
                               Sevicios Adminstrativos Funerarios, S.A. de C.V.....................................           Mexico
    The Brown Funeral Home (Kenora 1983) Limited...................................................................          Ontario
    The Ratz-Bechtel Limited.......................................................................................          Ontario
    Troispap Inc................................................................................................... Canada (federal)
             9102-8167 Quebec Inc..................................................................................           Quebec
             170535 Canada Inc..................................................................................... Canada (federal)
             3144569 Canada Inc.................................................................................... Canada (federal)
    Trull Funeral Homes (1987) Limited.............................................................................          Ontario

         Vancouver Memorial Services and Crematorium Ltd................................................................     Ontario
         Vernon Funeral Home (1986) Ltd.................................................................................     Ontario
         Wayne Hatt Enterprises Limited.................................................................................     Ontario
                  Ettinger-Kennedy Memorial Residence Limited (3% of voting stock owned by TLGI Management Corp.)....... Nova Scotia
         Weyburn Funeral Home (1987) Ltd................................................................................     Ontario

MANITOBA

P. Coutu Funeral Chapels Ltd.

NOVA SCOTIA (A)

NovaStar Emergency Medical Service Limited

ONTARIO (A)

1026698 Ontario Inc.
         Delmoro Funeral Home (Woodbridge) Ltd.
         Delmoro Funeral Home (North York) Ltd.
1450261 Ontario Limited
         Memories Funeral Directors & Crematory Inc. (58% of voting stock owned by TLGI)................................     Alberta
         Unser-Rist Funeral Home Services Inc. (20% of voting stock owned by each of 1450264 Ontario Limited and
           1450263 Ontario Limited)
         Wilson & Zehner Funeral Chapel Ltd. (30% of voting stock owned by TLGI and 5% of voting stock owned by each of 1450263 Ontario Limited and 1450263 Ontario Limited)
1450263 Ontario Limited
1450264 Ontario Limited
1451469 Ontario Limited
1451470 Ontario Limited
1452461 Ontario Limited
1452463 Ontario Limited
         Klassen Funeral Chapel Ltd.
Alberni Valley Memorial Gardens Ltd.
Aldon Enterprises Ltd.
Armstrong-Enderby Funeral Home Ltd.
Centre-Sask Funeral Management Co. Ltd.
Courtney-Winter's Funeral Chapel Ltd.
Coventry Funeral Services Ltd.
Dionne-Moriarty Enterprises Ltd.
Dryden Funeral Service Limited
E. Andrychuk Funeral Home Ltd.
Graham Funeral Home Ltd.
Green Acres Memorial Services (1969) Ltd.
Green Acres Memorial Gardens (1969) Limited
         Holy Angel Mausoleum Inc.......................................................................................    Manitoba
H D Funeral Home Ltd.
Hawkins Funeral Home Ltd.
Haywards Thomson & Irving Funeral Directors (1986) Inc.
         Hayward's B.C. Funeral Company & Limousine Service Ltd. (60% of voting stock owned by TLGI)
Helmsing Funeral Chapel Ltd.
Hollyburn Funeral Home Ltd.
Hollyburn Funeral Services Ltd.
Jerome-Martens Funeral Services Limited

Lakeland Funeral Home Ltd.
Mt. Washington Memorial and Funeral Chapel Ltd.
O'Reilly-Lee Funeral Home Limited
Orsted Funeral Home Ltd.
Oshawa Funeral Service (Thornton Chapel) Inc. (10% of voting stock owned by third parties)
Ross Funeral Service Ltd.
Schreiter-Sandrock Limited
Souris Valley Memorial Gardens Company Ltd.
TLGI Holdings Limited
         Glenhaven Memorial Chapel Ltd.
         Kamloops Funeral Home Ltd.
         Suburban Funeral Homes Ltd.
         Surrey Memorial Services and Crematorium Ltd. (16.66% of voting stock owned by each of Suburban Funeral
           Homes, Ltd. and Chapel Hill Funeral Home Ltd.).......................................................... British Columbia
Walter D. Kelly Funeral Home And Chapel Ltd.

QUEBEC

Guayco Investments Inc./Investissements Guayco Inc.
         Les Salons Funeraires Guay Inc.

SASKATCHEWAN

Community Crematorium Services Limited (25% of voting stock owned by each of Helmsing Funeral Chapels Ltd. and Lee
   Funeral Home Ltd. and 50% of voting stock owned by third parties)
Prairie Funeral Services Ltd. (50% of voting stock owned by Centre-Sask
         Funeral Management Co. Ltd.)
         Clements' Rosetown Funeral Home Limited
         McKague's Funeral Chapels Ltd.
         Sallows and McDonald Funeral Home (1987) Limited
         Scharf's Funeral Home Ltd.
         Unity Funeral Chapel Ltd.

                                                                        ANNEX II


                       AFFILIATES UPON CONSUMMATION OF THE
             TRANSACTIONS CONTEMPLATED BY THE PLAN OF REORGANIZATION

         Listed below are the entities that are presently expected to be subsidiaries of the Company immediately following consummation of the Restructuring Transactions. Each such entity will be a wholly owned direct or indirect subsidiary of the Company unless otherwise indicated in parentheses following such entity's name. The names of indirectly owned subsidiaries are indented under their direct-parent entities and each will be wholly owned by such direct-parent entity unless otherwise indicated in parentheses following such entity's name. The jurisdiction of incorporation for the individual entities appears in the far right hand margin if it differs from the state or provincial heading above that section.



                                UNITED STATES

ALABAMA

Advanced Planning (Alabama), Inc.
Loewen (Alabama), Inc.

ALASKA

Loewen (Alaska), Inc.

ARIZONA

Loewen   (Arizona), Inc. (voting stock will also be owned by Osiris Holding
         Corporation) Holy Hope Cemetery (managed by the Company; not owned)
         Desert Vista (managed by the Company; not owned) Our Lady of the Desert
         (managed by the Company; not owned)

ARKANSAS

Advance Planning of Arkansas, Inc.
Loewen (Arkansas), Inc.

CALIFORNIA

Directors Succession Planning, Inc. (15% of voting stock owned by a third party)
         Directors Cemetery (Texas), Inc...................................................................................    Texas
         James Funeral Home, Incorporated..................................................................................    Texas
         Directors Succession Planning II, Inc.
                  Directors (Texas), L.P. (membership interests will also be owned by DSP General Partner Inc.
                    and James Funeral Home Incorporated)................................................................... Delaware
                           Pioneer Funeral Plans, Inc......................................................................    Texas
Loewen (California), Inc.
         Advance Funeral Insurance Services
         Whitehurst-Lakewood Memorial Park and Funeral Service
Loewen Communication Center, Inc.
Loewen (Texas), Inc.
         Loewen Cemetery (Texas), Inc. (voting stock will also be owned by Loewen (Georgia) Holdings, Inc.)................   Texas

     Northwest Services, Inc...........................................................................................        Texas
  Loewen (Texas) II, Inc.
     Loewen (Texas) L.P. (membership interests will also be owned by Earthman L.P. and Loewen Group Inc.)
Pioneer Memorial Cemetery
Pre-Need Funeral Programs of California, Inc.

COLORADO

Loewen (Colorado), Inc.

CONNECTICUT

Loewen (Connecticut), Inc. (voting stock will also be owned by Loewen (New York) Inc.)

DELAWARE

Adminstration Services, Inc.
American Burial and Cremation Centers, Inc.
Loewen Corporate Benefits in North Carolina, Inc.
Loewen (Delaware), Inc.
Loewen Life Insurance Group, Inc.
  Mayflower National Life Insurance Company............................................................................      Indiana
      Mayflower Corporate Services, Inc................................................................................    Louisiana
      Funeral Service, Inc.............................................................................................        Texas
        National Capital Insurance Company Inc.........................................................................        Texas
  Security Plan Life Insurance Company.................................................................................    Louisiana
      Security Plan Fire Insurance Company.............................................................................    Louisiana
Osiris Holding Corporation
  Elmwood Acquisition Corporation......................................................................................     Illinois
  Oak Woods Cemetery Association.......................................................................................     Illinois
  Osiris Holding of Florida, Inc.......................................................................................      Florida
  Osiris Insurance Agency of Pennsylvania.............................................................................. Pennsylvania
Rose Hills Holding Corp.
  Rose Hills Company, Inc.

DISTRICT OF COLUMBIA

Stein Hebrew Memorial Funeral Home, Inc.

FLORIDA

Garden Sanctuary Acquisition, Inc.
MHI Group, Inc.
  Funeral Services Acquisition Group, Inc.
Security Trust Plans, Inc. (voting stock will also be owned by Funeral Services Acquisition, Inc.) Naples
  Memorial Gardens, Inc.
Weinstein Family Services, Inc.
  Loewen (Chicago North), Inc. (voting stock will also be owned by the Company)

GEORGIA

Advanced Planning of Georgia, Inc.
Loewen (Georgia) Holdings, Inc. (voting stock will also be owned by Carothers Holding Company, Inc.)

         Green Lawn Cemetery Corporation
Loewen (Georgia), Inc.
         Southeastern Funeral Homes, Inc.
         Reeves, Inc................................................................................................. North Carolina
         Graceland Cemetery Development Company, Inc................................................................. South Carolina
         Waco Memorial Park..........................................................................................          Texas

HAWAII

Loewen (Hawaii), Inc.

IDAHO

Loewen (Idaho), Inc.

ILLINOIS

Loewen (Illinois), Inc.
         Chicago Cemetery Corporation
         Evergreen Memorial Gardens, Inc.
         Glendale Memorial Gardens, Inc.
         Memorial Gardens Association, Inc.
         Mount Auburn Memorial Park, Inc.
         Pre-Arrangement Consultants, Inc.
         Windridge Funeral Home, Ltd.
         Loewen (Chicago Central), Inc. (voting stock will also be owned by Osiris Holding Corporation)
                  Woodlawn Memorial Park, Inc.
         Loewen (Chicago South), Inc. (voting stock will also be owned by the Company)
Mount Hope Woodlawn Corporation
Woodlawn Cemetery of Chicago
Ridgewood Cemetery Company, Inc.

INDIANA

Loewen (Indiana), Inc. (voting stock will also be owned by Loewen (Illinois), Inc. and Loewen (Tennessee), Inc.)
Care Memorial of Indiana, Inc.
Advance Planning of America, Inc.

IOWA

Burlington Cemetery Management, Inc.
Loewen (Iowa), Inc.

KANSAS

Loewen (Kansas), Inc. (voting stock will also be owned by Loewen (Oklahoma), Inc.)

KENTUCKY

Advanced Planning of Kentucky, Inc.
Loewen (Kentucky), Inc.
Loewen Group Inc.

The Loewen Children's Foundation (charitable non-profit corporation managed by the Company; not owned)

LOUISIANA

Advance Planning of Louisiana, Inc. (managed by the Company; not owned)
Loewen (Louisiana), Inc.

MASSACHUSETTS

Cuffe-McGinn Funeral Home, Inc. (51% of voting stock owned by funeral director)
Loewen (Massachusetts), Inc.
Byron's Funeral Homes, Inc. (51% of voting stock owned by funeral director)
Gaffey Funeral Home, Inc. (51% of voting stock owned by funeral director)
Hafey Funeral Service, Inc. (51% of voting stock owned by funeral director)
Doane Beal & Ames, Inc. (51% of voting stock owned by funeral director)
Ernest A. Richardson Funeral Home, Inc. (51% of voting stock owned by funeral director)
John C. Mulry Funeral Homes, Inc. (51% of voting stock owned by funeral director)
Ratell Funeral Home, Inc. (60% of voting stock owned by funeral director)

MICHIGAN

Loewen (Michigan) Funeral Home, Inc. (voting stock will also be owned by Osiris Holding Corporation)
Care Memorial Society, Inc.

MINNESOTA

Advanced Planning of Minnesota, Inc. (managed by the Company; not owned)
Loewen (Minnesota), Inc. (voting stock will also be owned by Osiris Holding Corporation)
         Coral Ridge Funeral Home & Cemetery, Inc........................................................................... Florida
         Kadek Enterprises of Florida, Inc.................................................................................. Florida

MISSISSIPPI

Advanced Planning of Mississippi, Inc.
Family Care, Inc.
Loewen (Mississippi), Inc.
         Fisher-Riles Funeral Insurance Company
         Stephens Burial Association, Inc.
         Stephens Funeral Benefit Association, Inc.
         Stephens Funeral Fund, Inc.
         Thweatt Funeral Insurance Company, Inc.
Riemann Enterprises, Inc.
Riemann Funeral Insurance Company, Inc.
Riemann Insurance Company, Inc.

MISSOURI

Loewen (Missouri), Inc. (voting stock will also be owned by Loewen (Oklahoma), Inc.)

MONTANA

Loewen (Montana), Inc.

NEBRASKA

Loewen (Nebraska), Inc.

NEVADA

Loewen (Nevada), Inc.

NEW HAMPSHIRE

McHugh Funeral Home, Inc. (51% of voting stock owned by funeral director)
Robert Douglas Goundrey Funeral Home, Inc.
St. Laurent Funeral Homes, Inc.
ZS Acquisition, Inc.

NEW MEXICO

Advanced Planning - Southwest, Inc.
Loewen (New Mexico), Inc.
Strong-Thorne Mortuary, Inc.

NEW YORK

Loewen (New York), Inc.
Northeast Monument Company, Inc.

NORTH CAROLINA

Carothers Holding Company, Inc.
         Advanced Funeral Planning of North Carolina, Inc.
Lineberry Group Inc.
         Hanes-Lineberry Advanced Funeral Planning, Inc.
Loewen (North Carolina), Inc. (voting stock will also be owned by Carothers Holding Company, Inc. and
   Lineberry Group, Inc.)
         Westminister Gardens, Inc.

NORTH DAKOTA

Loewen (North Dakota), Inc.

OHIO

Loewen (Ohio) Cemetery Holdings, Inc.
Loewen (Ohio) Cemetery Management, Inc.
Loewen (Ohio)
Ohio Network Insurance Agency, Inc. (managed by the Company; not owned)

OKLAHOMA

Advanced Planning of Oklahoma (managed by the Company; not owned)
Loewen (Oklahoma), Inc.

OREGON

Advanced Planning Inc.
Loewen (Oregon), Inc.
         Belcrest Memorial Association (managed by the Company; not owned) The Portland Memorial, Inc.

PENNSYLVANIA

Bethlehem Cemetery Association (non-profit association managed by the Company; not owned)
Loewen (Pennsylvania), Inc. (voting stock will also be owned by Osiris Holding Corporation)
Alleva Funeral Home, Inc. (managed by the Company; not owned)
Burton L. Hirsch Funeral Home, Inc. (managed by the Company; not owned)
Neill Funeral Home, Inc. (managed by the Company; not owned)
Reese Funeral Home, Inc. (managed by the Company; not owned)
Osiris Insurance Agency of Pennsylvania

RHODE ISLAND

Loewen (Rhode Island), Inc.

SOUTH CAROLINA

Loewen (South Carolina), Inc. (voting stock will also be owned by Carothers Holding Company, Inc.)

SOUTH DAKOTA

Loewen (South Dakota), Inc.

TENNESSEE

DMA Corporation
Loewen (Tennessee), Inc.

TEXAS

Advanced Funeral Planning of Texas, Inc. (managed by the Company; not owned)
DSP General Partner, Inc. (15% of voting stock owned by third party)
         DSP General Partner II, Inc. California
         Memorial Park Cemetery of Tyler, Texas
         Tyler Memorial Funeral Home & Chapel, Inc.
Dunwood Cemetery Service Company
Earthman Holdings, Inc.
         Earthman Cemetery Holdings, Inc.
         Earthman LP, Inc................................................................................................ California

VIRGINIA

Advance Planning of Virginia, Inc.
Lineberry Group (Virginia), Inc.
         Advanced Planning Services of Maryland, Inc.....................................................................   Maryland
         Loewen (Maryland), Inc..........................................................................................   Maryland
         Takoma Funeral Home, Inc........................................................................................        D.C

Loewen (Virginia), Inc. (voting stock will also be owned by Lineberry Group, Inc. (Virginia), Lineberry Group, Inc.
  (N.C.) and Carothers Holding Company, Inc.)

WASHINGTON

Evergreen Funeral Home and Cemetery, Inc.
Loewen (Washington), Inc.
S.H. Properties and Enterprises, Inc.
         Universal Memorial Centers I, Inc...............................................................................     Oregon
         Universal Memorial Centers II, Inc..............................................................................     Oregon
         Universal Memorial Centers III, Inc.............................................................................     Oregon
         Universal Memorial Centers V, Inc............................................................................... California
         Universal Memorial Centers VI, Inc.............................................................................. California
         Vancouver Funeral Chapel, Inc.
         NPCI Holdings, Inc.

WEST VIRGINIA

Advance Planning of West Virginia, Inc.
Loewen (West Virginia), Inc.

WISCONSIN

Loewen (Wisconsin), Inc. (voting stock will also be owned by Osiris Holding Corporation)
Green Lawn Memorial Park Association (managed by the Company; not owned)
Ledgeview Memorial Park (managed by the Company; not owned)
LaCrosse County Cemetery Association (managed by the Company; not owned)
Roselawn Memory Gardens (managed by the Company; not owned)
Sheboygan County Cemetery Association (managed by the Company; not owned)
Sunrise Memorial Gardens Association (managed by the Company; not owned)

WYOMING

Loewen (Wyoming), Inc.

                                     CANADA

ONTARIO

New Holdco (yet to be named corporation, which will be formed pursuant to the Plan of Reorganization)
         Loewen International Holdings..................................................................................    Barbados
           Loewen Financial Corporation.................................................................................    Barbados
              Eagle Financial Associates, Inc...........................................................................   Tennessee
           Loewen Insurance Holdings....................................................................................    Barbados
           Loewen Mexico Holdings Ltd...................................................................................    Barbados
         Loewen Luxembourg (No. 1) S.A..................................................................................  Luxembourg
           Loewen Luxembourg (No. 2) S.A................................................................................  Luxembourg
               Loewen Investments.......................................................................................   Gibraltar
                  Loewen Investments Two................................................................................   Gibraltar
                     Neweol Finance B.V................................................................................. Netherlands
                        Loewen Luxembourg (No. 3) S.A...................................................................  Luxembourg
                           Loewen One (Gibraltar) Limited...............................................................   Gibraltar
         Loewen Trading Corporation...................................................................................... Luxembourg

    New Canco (yet to be named corporation, which will be formed pursuant to the Plan of Reorganization)
        9102-8167 Quebec Inc. (PQ).................................................................................           Quebec
                 170535 Canada Inc. (PQ)........................................................................... Canada (federal)
                 3144569 Canada Inc. (PQ).......................................................................... Canada (federal)
        Guayco Investments, Inc....................................................................................           Quebec
                 Les Salons Funeralses Guay Inc....................................................................           Quebec
        P. Coutu Funeral Chapels Ltd...............................................................................         Manitoba
        O'Reilly-Lee Funeral Home
        Gregory's Williams Lake Funeral Home Ltd................................................................... British Columbia
        Delmoro Funeral Home (North York) Ltd.
        Delmoro Funeral Home (Woodbridge) Ltd.
        Community Crematorium Service Limited (voting stock will also be owned by Amalco1 and Amalco2, both of
          which are yet to be named and will be formed pursuant to Plan of Reorganization).........................     Saskatchewan
        Garry Memorial Crematorium Ltd. (39% of voting stock will also be owned by a third party)..................         Manitoba
        Oshawa Funeral Service (Thronton Chapel) Inc. (10% of voting stock will also be owned by a third party)
        Jayne's Funeral Home (1984) Limited (10% of voting stock will also be owned by a third party)..............      Nova Scotia
        247663 Alberta Limited (10% of voting stock will also be owned by a third party)...........................          Alberta
                 Memento Funeral Chapel (1975) Ltd.................................................................          Alberta
        Pine Grove Crematorium (1996) Ltd. (50% of voting stock will also be owned by a third party)............... British Columbia

                                     MEXICO

Agencia de Inhumaciones
Grupo Loewen De Mexico
    Prestadora De Servicios Funeria (1% of voting stock will also be owned by Agencia de Inhumaciones)
    Servicios Administrativos (1% of voting stock will also be owned by Agencia de Inhumaciones)

                                   PUERTO RICO

Camposanto PR, Inc.
Loewen (Puerto Rico), Inc.

                                 UNITED KINGDOM

Loewen UK Holdings Ltd.
    Loewen Funerals Limited
        The Loewen Partnership Limited
            W. Cornish Limited (50% of voting stock will also be owned by multiple indirect wholly owned subsidiaries of the Company)
    Jno. Steel Holdings Ltd.
    Jno. Steel & Son Ltd.
    Anglia Funeral Services Ltd.
    Maple Leaf Funerals Ltd.
    Andrew Holmes & Son Ltd.
    Woking Funerals Ltd.

                                                                       ANNEX III

                                    OBLIGORS

         Based on the Restructuring Transactions as currently contemplated, listed below are all of the entities that will be Subsidiary Guarantors upon consummation of the transactions contemplated by the Plan of Reorganization. The mailing address of each Subsidiary Guarantor is 11th Floor, Atria III, 2225 Sheppard Avenue East, Toronto, Ontario, Canada, M2J 5C2. Each such entity will be a wholly owned direct or indirect subsidiary of the Company. The names of indirectly owned subsidiaries are indented under their direct-parent entities and each will be wholly owned by such direct-parent entity unless otherwise indicated in parentheses following such entity's name. The jurisdiction of incorporation for the individual entities appears in the far right hand margin if it differs from the state heading above that section.

ALABAMA

Advanced Planning (Alabama), Inc.
Loewen (Alabama), Inc.

ALASKA

Loewen (Alaska), Inc.

ARIZONA

Loewen (Arizona), Inc. (voting stock will also be owned by Osiris Holding Corporation)

ARKANSAS

Advance Planning of Arkansas, Inc.
Loewen (Arkansas), Inc.

CALIFORNIA

Loewen (California), Inc.
         Advance Funeral Insurance Services
         Whitehurst-Lakewood Memorial Park and Funeral Service
Loewen Communication Center, Inc.
Loewen (Texas), Inc.
         Loewen Cemetery (Texas), Inc. (voting stock will also be owned by Loewen (Georgia) Holdings, Inc.)................... Texas
                  Northwest Services, Inc..................................................................................... Texas
         Loewen (Texas) II, Inc.
                  Loewen (Texas) L.P. (membership interests will also be owned by Earthman L.P. and Loewen Group Inc.)
Pioneer Memorial Cemetery
Pre-Need Funeral Programs of California, Inc.

COLORADO

Loewen (Colorado), Inc.

CONNECTICUT

Loewen (Connecticut), Inc. (voting stock will also be owned by Loewen (New York) Inc.)


                                      III-1

DELAWARE

Adminstration Services, Inc.
American Burial and Cremation Centers, Inc.
Loewen Corporate Benefits in North Carolina, Inc.
Loewen (Delaware), Inc.
Osiris Holding Corporation
         Elmwood Acquisition Corporation............................................................................... Illinois
         Oak Woods Cemetery Association................................................................................ Illinois
         Osiris Holding of Florida, Inc................................................................................ Florida
         Osiris Insurance Agency of Pennsylvania....................................................................... Pennsylvania

DISTRICT OF COLUMBIA

Stein Hebrew Memorial Funeral Home, Inc.

FLORIDA


Garden Sanctuary Acquisition, Inc.
MHI Group, Inc.
         Funeral Services Acquisition Group, Inc.
Security Trust Plans, Inc. (voting stock will also be owned by Funeral Services Acquisition, Inc.)
         Naples Memorial Gardens, Inc.
Weinstein Family Services, Inc.
         Loewen (Chicago North), Inc. (voting stock will also be owned by the Company)

GEORGIA

Advanced Planning of Georgia, Inc.
Loewen (Georgia) Holdings, Inc. (voting stock will also be owned by Carothers Holding Company, Inc.)
         Green Lawn Cemetery Corporation
Loewen (Georgia), Inc.
         Southeastern Funeral Homes, Inc.
         Reeves, Inc................................................................................................  North Carolina
         Graceland Cemetery Development Company, Inc................................................................  South Carolina
         Waco Memorial Park.........................................................................................  Texas

HAWAII

Loewen (Hawaii), Inc.

IDAHO

Loewen (Idaho), Inc.

ILLINOIS

Loewen (Illinois), Inc.
         Chicago Cemetery Corporation
         Evergreen Memorial Gardens, Inc.
         Glendale Memorial Gardens, Inc.
         Memorial Gardens Association, Inc.
         Mount Auburn Memorial Park, Inc.


                                     III-2

         Pre-Arrangement Consultants, Inc.
         Windridge Funeral Home, Ltd.
         Loewen (Chicago Central), Inc. (voting stock will also be owned by Osiris Holding Corporation)
                  Woodlawn Memorial Park, Inc.
         Loewen (Chicago South), Inc. (voting stock will also be owned by the Company)
Mount Hope Woodlawn Corporation
Woodlawn Cemetery of Chicago
Ridgewood Cemetery Company, Inc.

INDIANA

Loewen (Indiana), Inc. (voting stock will also be owned by Loewen (Illinois), Inc. and Loewen (Tennessee), Inc.)
Care Memorial of Indiana, Inc.
Advance Planning of America, Inc.

IOWA

Burlington Cemetery Management, Inc.
Loewen (Iowa), Inc.

KANSAS

Loewen (Kansas), Inc. (voting stock will also be owned by Loewen (Oklahoma), Inc.)

KENTUCKY

Advanced Planning of Kentucky, Inc.
Loewen (Kentucky), Inc.
Loewen Group Inc.

LOUISIANA

Loewen (Louisiana), Inc.

MASSACHUSETTS

Loewen (Massachusetts), Inc.

MICHIGAN

Loewen (Michigan) Funeral Home, Inc. (voting stock will also be owned by Osiris Holding Corporation)
Care Memorial Society, Inc.

MINNESOTA

Loewen (Minnesota), Inc. (voting stock will also be owned by Osiris Holding Corporation)
         Coral Ridge Funeral Home & Cemetery, Inc........................................................................... Florida
         Kadek Enterprises of Florida, Inc.................................................................................. Florida

MISSISSIPPI

Advanced Planning of Mississippi, Inc.



                                     III-3

Family Care, Inc.
Loewen (Mississippi), Inc.
         Fisher-Riles Funeral Insurance Company
         Stephens Burial Association, Inc.
         Stephens Funeral Benefit Association, Inc.
         Stephens Funeral Fund, Inc.
         Thweatt Funeral Insurance Company, Inc.
Riemann Enterprises, Inc.
Riemann Funeral Insurance Company, Inc.
Riemann Insurance Company, Inc.

MISSOURI

Loewen (Missouri), Inc. (voting stock will also be owned by Loewen (Oklahoma), Inc.)

MONTANA

Loewen (Montana), Inc.

NEBRASKA

Loewen (Nebraska), Inc.

NEVADA

Loewen (Nevada), Inc.

NEW HAMPSHIRE

Robert Douglas Goundrey Funeral Home, Inc.
St. Laurent Funeral Homes, Inc.
ZS Acquisition, Inc.

NEW MEXICO

Advanced Planning - Southwest, Inc.
Loewen (New Mexico), Inc.
Strong-Thorne Mortuary, Inc.

NEW YORK

Loewen (New York), Inc.
Northeast Monument Company, Inc.

NORTH CAROLINA

Carothers Holding Company, Inc.
         Advanced Funeral Planning of North Carolina, Inc.
Lineberry Group Inc.
         Hanes-Lineberry Advanced Funeral Planning, Inc.
Loewen (North Carolina), Inc. (voting stock will also be owned by Carothers Holding Company, Inc. and
   Lineberry Group, Inc.)
         Westminister Gardens, Inc.



                                     III-4

NORTH DAKOTA

Loewen (North Dakota), Inc.

OHIO

Loewen (Ohio) Cemetery Holdings, Inc.
Loewen (Ohio) Cemetery Management, Inc.
Loewen (Ohio), Inc.

OKLAHOMA

Loewen (Oklahoma), Inc.

OREGON

Advanced Planning Inc.
Loewen (Oregon), Inc.
The Portland Memorial, Inc.

PENNSYLVANIA

Loewen (Pennsylvania), Inc. (voting stock will also be owned by Osiris Holding Corporation)
Osiris Insurance Agency of Pennsylvania

RHODE ISLAND

Loewen (Rhode Island), Inc.

SOUTH CAROLINA

Loewen (South Carolina), Inc. (voting stock will also be owned by Carothers Holding Company, Inc.)

SOUTH DAKOTA

Loewen (South Dakota), Inc.

TENNESSEE

DMA Corporation
Loewen (Tennessee), Inc.

TEXAS

Dunwood Cemetery Service Company
Earthman Holdings, Inc.
         Earthman Cemetery Holdings, Inc.
         Earthman LP, Inc............................................................................................... California

VIRGINIA

Advance Planning of Virginia, Inc.
Lineberry Group (Virginia), Inc.



                                     III-5

         Advanced Planning Services of Maryland, Inc.....................................................................   Maryland
         Loewen (Maryland), Inc..........................................................................................   Maryland
         Takoma Funeral Home, Inc........................................................................................        D.C
Loewen (Virginia), Inc. (voting stock will also be owned by Lineberry Group, Inc. (Virginia), Lineberry Group,
  Inc. (N.C.) and Carothers Holding Company, Inc.)

WASHINGTON

Evergreen Funeral Home and Cemetery, Inc.
Loewen (Washington), Inc.
S.H. Properties and Enterprises, Inc.
         Universal Memorial Centers I, Inc...............................................................................     Oregon
         Universal Memorial Centers II, Inc..............................................................................     Oregon
         Universal Memorial Centers III, Inc.............................................................................     Oregon
         Universal Memorial Centers V, Inc............................................................................... California
         Universal Memorial Centers VI, Inc.............................................................................. California
         Vancouver Funeral Chapel, Inc.
         NPCI Holdings, Inc.

WEST VIRGINIA

Advance Planning of West Virginia, Inc.
Loewen (West Virginia), Inc.

WISCONSIN

Loewen (Wisconsin), Inc. (voting stock will also be owned by Osiris Holding Corporation)

WYOMING

Loewen (Wyoming), Inc.

PUERTO RICO

Composanto PR, Inc.
Loewen (Puerto Rico), Inc.



                                     III-6

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                       DESCRIPTION
------                                       -----------
Exhibit 25.1            The statement of eligibility and qualification of
                        Trustee on Form T-1, executed by Wells Fargo Bank
                        Minnesota, National Association.

Exhibit T3A(1)          Certificate of Incorporation of the Company, as amended.

Exhibit T3A(2)          Form of Amended and Restated Certificate of
                        Incorporation of the Company to be in effect on the
                        Effective Date.

Exhibit T3B(1)          Bylaws of the Company.

Exhibit T3B(2)          Form of Amended and Restated Bylaws of the Company to be
                        in effect on the Effective Date.

Exhibit T3C             Form of Indenture to be qualified.

Exhibit T3E             Disclosure Statement Pursuant to section 1125 of the
                        Bankruptcy Code for the Fourth Amended Joint Plan of
                        Reorganization of Loewen Group International, Inc., its
                        Parent Corporation and Certain of Their Debtor
                        Subsidiaries.

Exhibit T3F             Cross reference sheet showing the location in the
                        Indenture of the provisions inserted therein pursuant to
                        Sections 310 through 318(a), inclusive of the Act.